Exhibit 2.1

EXECUTION VERSION

AMENDED AND RESTATED AGREEMENT and PLAN OF MERGER

by and among

NYSE EURONEXT,

INTERCONTINENTALEXCHANGE, INC.,

INTERCONTINENTALEXCHANGE GROUP, INC.,

BRAVES MERGER SUB, INC.

and

BASEBALL MERGER SUB, LLC

Dated as of March 19, 2013

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Annex I		Parent Certificate of Incorporation
Annex II	–	Parent Bylaws
Annex III	–	Defined Terms
Schedule I	–	Other Antitrust or Competition Law Filings
Schedule II	–	Knowledge of Yankees
Schedule III	–	Knowledge of Braves
Schedule IV	–	Regulatory Approvals

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AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (as amended, modified or supplemented from time to time in accordance with its terms, this “Agreement”), dated as of March 19, 2013 (the “Execution Date”), is by and among NYSE EURONEXT, a Delaware corporation (“Yankees”), INTERCONTINENTALEXCHANGE, INC., a Delaware corporation (“Braves”), INTERCONTINENTALEXCHANGE GROUP, INC., a Delaware corporation and wholly owned Subsidiary of Braves (“Parent”), BRAVES MERGER SUB, INC., a Delaware corporation and wholly owned Subsidiary of Parent (“Braves Merger Sub”), and BASEBALL MERGER SUB, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Yankees Merger Sub” and, together with Braves Merger Sub, the “Merger Subs”), amends and restates in its entirety that certain Agreement and Plan of Merger (the “Original Merger Agreement”), dated as of December 20, 2012 (the “Original Execution Date”), by and among Yankees, Braves and Baseball Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Braves. Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub are referred to herein collectively as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, the parties to the Original Merger Agreement desire to amend and restate the Original Merger Agreement in its entirety on the terms and subject to the conditions set forth herein;

WHEREAS, in anticipation of the Mergers, Braves has formed (a) Parent, (b) Braves Merger Sub and (c) Yankees Merger Sub;

WHEREAS, (a) each of Braves, Parent and Braves Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article V, to effect the Braves Merger upon the terms and subject to the conditions set forth in this Agreement whereby Braves Merger Sub shall be merged with and into Braves, with Braves as the surviving entity in the Braves Merger and the Braves Surviving Corporation becoming a wholly owned Subsidiary of Parent and (b) immediately following consummation of the Braves Merger, each of Yankees, Parent and Yankees Merger Sub desire, following the satisfaction or waiver of the conditions set forth in Article V, to effect the Yankees Merger upon the terms and subject to the conditions set forth in this Agreement, whereby Yankees shall be merged with and into Yankees Merger Sub, with Yankees Merger Sub as the surviving entity in the Yankees Merger, and the Yankees Surviving Company becoming a wholly owned Subsidiary of Parent;

WHEREAS, the board of directors of Yankees (the “Yankees Board”) has determined that the Yankees Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Yankees, and are in the best interests of Yankees stockholders, and (a) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger and (b) has determined to recommend that Yankees stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger;

WHEREAS, the board of directors of Braves (the “Braves Board”) has determined that the Braves Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Braves, and are in the best interests of Braves and its stockholders and (a) has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Braves Merger and (b) has determined to recommend that the Braves stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Braves Merger;

WHEREAS, (a) the board of directors of Parent (the “Parent Board”) has determined the Mergers and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Parent, and are in the best interests of Parent and its sole stockholder and has unanimously approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, (b) the board of directors of Braves Merger Sub (the “Braves Merger Sub Board”) has determined that the Braves Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Braves Merger Sub, and are in the best interests of Braves Merger Sub and its sole stockholder and has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Braves Merger, and has unanimously determined to recommend that the Parent, as the sole stockholder of Braves Merger Sub approve the adoption of this Agreement and the transactions contemplated by this Agreement, including the Braves Merger, and (c) Parent, as the sole member of Yankees Merger Sub has determined that the Yankees Merger and the other transactions contemplated by this Agreement are consistent with, and will further, the business strategies and goals of Yankees Merger Sub, and are in the best interests of Yankees Merger Sub and its sole member and has unanimously approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger;

WHEREAS, the Parties intend, as set forth in Section 7.14(d), that (a) all references in this Agreement to “the date hereof” or the “the date of this Agreement” shall refer to the Original Execution Date, (b) the date on which the representations and warranties set forth in Article III are made by Braves, Yankees or Yankees Merger Sub shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement and (c) each reference to “this Agreement” or “herein” in the representations and warranties set forth in Article III insofar as they pertain to Braves, Yankees or Yankees Merger Sub shall refer to “the Original Merger Agreement”, in each of cases (a), (b) and (c), unless expressly indicated otherwise in this Agreement; and

WHEREAS, for U.S. federal income tax purposes, the Parties intend that each of the Braves Merger and the Yankees Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder and intend for this Agreement to constitute a “plan of reorganization” within the meaning of the Code, provided, that, in the event the Alternative Transaction is implemented, the Parties intend that the Yankees Merger (taken together with the Braves Merger) shall qualify as a transaction described in Section 351 of the Code; and

WHEREAS, each of the Parties intends to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) The Braves Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Braves Effective Time, Braves Merger Sub shall be merged with and into Braves (the “Braves Merger”), with Braves surviving the Braves Merger (the “Braves Surviving Corporation”), and the separate corporate existence of Braves Merger Sub shall thereupon cease. The Braves Surviving Corporation shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Braves Merger except as set forth in this Article I. After the Braves Merger, the Braves Surviving Corporation shall be a wholly owned Subsidiary of Parent. The Braves Merger shall have the effects specified in this Agreement and in the DGCL.

(b) The Yankees Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), at the Yankees Effective Time, Yankees shall be merged with and into Yankees Merger Sub (the “Yankees Merger” and, together with the Braves Merger, the “Mergers”), with Yankees Merger Sub surviving the Yankees Merger (the “Yankees Surviving Company”), and the separate corporate existence of Yankees shall thereupon cease. The Yankees Surviving Company shall continue to exist under the laws of the State of Delaware, with all its rights, privileges, immunities, powers and franchises, unaffected by the Yankees Merger except as set forth in this Article I. After the Yankees Merger, the Yankees Surviving Company shall be a wholly owned Subsidiary of Parent. The Merger shall have the effects specified in this Agreement and in the DGCL and the DLLCA.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) will take place at 10:00 a.m., New York City time, on a date to be specified by the Parties, which shall be no later than the fourth (4th) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article V hereof (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions), at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, unless another time, date or place is agreed to by Braves and Yankees. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York do not open for business.

Section 1.3 Effective Times.

(a) On the Closing Date, each of the following filings shall be made in the following order: (i) Braves shall file a certificate of merger relating to the Braves Merger (the “Braves Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL and (ii) following the filing of the Braves Certificate of Merger, Yankees Merger Sub shall file a certificate of merger relating to the Yankees Merger (the “Yankees Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA.

(b) (i) The Braves Merger shall become effective at such time as the Braves Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as Braves and Yankees shall agree and shall be specified in the Braves Certificate of Merger (such time as the Braves Merger becomes effective being the “Braves Effective Time”) and (ii) the Yankees Merger shall become effective at such time as the Yankees Certificate of Merger is duly filed with the Delaware Secretary of State, or at such subsequent time as Parent and Yankees shall agree and shall be specified in the Yankees Certificate of Merger, provided that the Yankees Merger shall not become effective until after the Braves Effective Time (such time as the Yankees Merger becomes effective being the “Yankees Effective Time” and, such time as the Mergers become effective being the “Effective Times”).

Section 1.4 Organizational and Governing Documents.

(a) Organizational Documents of Parent. Subject to the approval of any Governmental Entities required to consummate the Mergers, Parent and Braves, as the sole stockholder of Parent, shall take all requisite action to cause the certificate of incorporation (the “Parent Certificate of Incorporation”) and bylaws (the “Parent Bylaws”) of Parent in effect immediately prior to the Braves Effective Time to be in substantially the forms attached to this Agreement as Annex I and Annex II, respectively, except for such changes (i) as are deemed necessary or appropriate by Braves or Parent, in their reasonable discretion, in addressing issues raised by Governmental Entities in connection with their seeking to obtain the consents, non-objections and other approvals set forth on Schedule IV hereto, (ii) approved by Yankees (such approval not to be unreasonably withheld, conditioned or delayed) or (iii) as would not be material, and in the case of either of (ii) or (iii) acceptable to such Governmental Entities. The name of Parent immediately after the Braves Effective Time shall remain “IntercontinentalExchange Group, Inc.”

(b) Organizational Documents of Braves Surviving Corporation. At the Braves Effective Time, the certificate of incorporation and bylaws of Braves in effect immediately prior to the Braves Effective Time shall be the certificate of incorporation and bylaws of Braves Surviving Corporation until duly amended as provided therein or by applicable Laws. The name of the Braves Surviving Corporation immediately after the Braves Effective Time shall remain “IntercontinentalExchange, Inc.”

(c) Limited Liability Company Agreement of the Yankees Surviving Company. Subject to the approval of any Governmental Entities required to consummate the Yankees Merger, Braves and Parent shall take, and shall cause Yankees Merger Sub to take, all requisite action to cause the limited liability company agreement of the Yankees Surviving Company in effect immediately following the Yankees Effective Time to be in such form as determined by Braves and Parent and acceptable to such Governmental Entities.

Section 1.5 Managers and Officers; Directors and Officers.

(a) Managers and Officers of the Yankees Surviving Company. (i) The managers of the Yankees Surviving Company from and after the Yankees Effective Time shall be those individuals who are appointed immediately prior to the Braves Effective Time by Parent, as the sole member of Yankees Merger Sub, until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified, as the case may be and (ii) officers of the Yankees Surviving Company immediately after the Yankees Effective Time shall be the respective individuals who are officers of Yankees, immediately prior to the Yankees Effective Time until the earlier of their deaths, resignations and removals or until their respective successors are duly appointed and qualified, as the case may be.

(b) Directors and Officers of Braves Surviving Corporation. (i) The directors of the Braves Surviving Corporation, from and after the Braves Effective Time shall be those individuals who are the directors of Braves Merger Sub immediately prior to the Braves Effective Time, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (ii) the officers of the Braves Surviving Corporation immediately after the Braves Effective Time shall be the respective individuals who are officers of Braves, immediately prior to the Braves Effective Time until the earlier of their deaths, resignations and removals or until their respective successors are duly appointed and qualified, as the case may be.

Section 1.6 Effect of the Braves Merger on Shares of Braves and Braves Merger Sub. As a result of the Braves Merger and without any action on the part of Braves, Parent, Braves Merger Sub or any holder of any capital stock of Braves, Parent or Braves Merger Sub, at the Braves Effective Time:

(a) Each share of common stock of Braves, par value $0.01 per share (each, a “Braves Share”), held by Braves as treasury stock or owned directly by Braves or Braves Merger Sub immediately prior to the Braves Effective Time shall be cancelled and extinguished, and no consideration shall be delivered in exchange therefor.

(b) Each Braves Share (and any fractions thereof) issued and outstanding immediately prior to the Braves Effective Time (other than any Braves Share to be cancelled pursuant to Section 1.6(a)) shall automatically be converted into the right to receive one Parent Share (or a corresponding fraction thereof) (the “Braves Merger Consideration”).

(c) Each share of common stock of Braves Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Braves Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Braves Surviving Corporation.

(d) Each of the Braves Shares (and any fractions thereof) converted into Parent Shares (or a corresponding fraction thereof) or cancelled pursuant to this Section 1.6 shall, upon conversion or cancellation thereof, cease to be outstanding and shall cease to exist. Each entry in the records of Braves or its transfer agent formerly representing Braves Shares (the “Braves Book-Entry Interest”) to be converted in accordance with Section 1.6(b) shall thereafter represent only the right to receive the Braves Merger Consideration and any distribution or dividend pursuant to Section 2.1(e). From and after the Braves Effective Time, there shall be no further registration of transfers on the stock transfer books of the Braves Surviving Corporation of Braves Shares that were outstanding immediately prior to the Braves Effective Time. If, after the Braves Effective Time, any Braves Book-Entry Interests formerly representing Braves Shares are presented to the Braves Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

Section 1.7 Effect of the Yankees Merger on Shares of Yankees and Yankees Merger Sub.

(a) As a result of the Yankees Merger and without any action on the part of Yankees, Parent, Yankees Merger Sub or any holder of any capital stock of Yankees, Parent or Yankees Merger Sub, at the Yankees Effective Time:

(i) each share of Yankees’s common stock, par value $0.01 per share (each, a “Yankees Share”), issued and outstanding immediately prior to the Effective Time (other than any Yankees Share to be canceled pursuant to Section 1.7(a)(ii) and other than any Yankees Shares to be converted into Parent Shares pursuant to Section 1.7(a)(iii) or any Dissenting Shares) shall automatically be converted, at the election of the holder thereof in accordance with the procedures set forth in Section 2.1(b), into:

(A) for each Yankees Share with respect to which the Standard Election is made and not revoked pursuant to Section 2.1(b) (or deemed to have been made pursuant to Section 2.1(b)), (1) a number of validly issued, fully paid and non-assessable shares of common stock of Parent, par value $0.01 (each, a “Parent Share”), equal to 0.1703 (the “Parent Exchange Ratio”) and (2) an amount of cash equal to $11.27, without interest (the “Standard Cash Amount”);

(B) for each Yankees Share with respect to which a Cash Election has been made and not revoked or lost pursuant to Section 2.1(b), either (1) if the Unprorated Aggregate Cash Consideration is equal to or less than the Aggregate Cash Consideration, an amount of cash equal to the Default Cash Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is greater than the Aggregate Cash Consideration, (x) an amount of cash equal to the sum of the Standard Cash Amount and the Cash Oversubscription Amount and (y) a number of validly issued, fully paid and non-assessable Parent Shares equal to the difference between (I) the Parent Exchange Ratio and (II) the quotient obtained by dividing the Cash Oversubscription Amount by the Parent Share Price;

(C) for each Yankees Share with respect to which a Stock Election has been made and not revoked or lost pursuant to Section 2.1(b), either (1) if the Unprorated Aggregate Cash Consideration is equal to or greater than the Aggregate Cash Consideration, a number of validly issued, fully paid and non-assessable Parent Shares equal to the Default Stock Election Amount, or (2) if the Unprorated Aggregate Cash Consideration is less than the Aggregate Cash Consideration, (x) a number of validly issued, fully paid and non-assessable Parent Shares equal to the sum of (I) the Parent Exchange Ratio and (II) the Stock Oversubscription Amount; and (y) an amount of cash equal to the difference between (aa) the Standard Cash Amount and (bb) the product of the Stock Oversubscription Amount and the Parent Share Price;

(ii) each Yankees Share held in the treasury of Yankees and each Yankees Share owned directly by Yankees or Parent immediately prior to the Yankees Effective Time (in each case other than Yankees Shares held on behalf of third parties) shall be canceled and extinguished, and no payment or other consideration shall be paid with respect to such Yankees Shares;

(iii) each Yankees Share held by Braves or any direct or indirect wholly owned Subsidiary of Yankees, Braves or Parent shall be converted into the right to receive the Default Stock Election Amount; and

(iv) each interest of Yankees Merger Sub outstanding immediately prior to the Yankees Effective Time shall remain outstanding.

Notwithstanding the foregoing, if between the date of this Agreement and the Effective Times, the outstanding Yankees Shares or Braves Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then the Yankees Merger Consideration and Braves Merger Consideration will be appropriately and proportionately adjusted to provide to the holder of such Yankees Share or the holder of such Braves Share the same economic effect as contemplated by this Agreement prior to such event.

(b) From and after the Yankees Effective Time, no Yankees Shares shall remain outstanding and all Yankees Shares shall be cancelled and shall cease to exist. Each entry in the records of Yankees or its transfer agent formerly representing Yankees Shares (the “Yankees Book-Entry Interests”) to be converted in accordance with Section 1.7(a)(i) shall thereafter represent only the right to receive the Yankees Merger Consideration and any distribution or dividend pursuant to Section 2.1(e) and each Yankees Book-Entry Interest that are Dissenting Shares shall thereafter represent only the right to receive the payment of which reference is made in Section 1.11. From and after the Yankees Effective Time, there shall be no further registration of transfers on the stock transfer books of the Yankees Surviving Company of Yankees Shares that were outstanding immediately prior to the Yankees Effective Time. If, after the Yankees Effective Time, any Yankees Book-Entry Interests formerly representing Yankees Shares are presented to the Yankees Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

(c) Maximum Aggregate Consideration. For the avoidance of doubt, the aggregate amount of cash paid (not including any cash paid pursuant Section 2.1(f)(ii)), and the aggregate number of Parent Shares issued, to all of the holders of Yankees Shares pursuant to Section 1.7(a) (other than the Parent Shares issued pursuant to Section 1.7(a)(iii)) shall not exceed the aggregate amount of cash that would have been paid, and the aggregate number of Parent Shares that would have been issued, to all of the holders of Yankees Shares (other than holders of Yankees Shares whose Yankees Shares are converted into the right to receive the Default Stock Election Amount pursuant to Section 1.7(a)(iii)) had the Standard Election been made with respect to each Yankees Share.

“Aggregate Cash Consideration” means the product of (i) the number of Yankees Shares issued and outstanding immediately prior to the Yankees Effective Time (other than any Yankees Shares to be canceled pursuant to Section 1.7(a)(ii) and other than any Yankees Shares to be converted into Parent Shares pursuant to Section 1.7(a)(iii) or any Dissenting Shares) and (ii) the Standard Cash Amount.

“Cash Oversubscription Amount” means the product of the Standard Cash Amount and a fraction, the numerator of which is the Number of Stock Elections and the denominator of which is the Number of Cash Elections.

“Default Cash Election Amount” means $33.12.

“Default Stock Election Amount” means 0.2581.

“Election Deadline” means 5:00 p.m., New York City time, on the Business Day that is two (2) trading days prior to the Closing Date (which date, notwithstanding anything to the contrary in Section 4.8, shall be publicly announced by Braves as soon as practicable but in no event less than four Business Days prior to the Closing Date) or such other date and time as determined and publicly announced by Braves in Braves’s reasonable discretion.

“Governmental Entity” means any (i) federal, national, supranational, state, provincial, local or other government, government department, ministry, secretary of state, minister, governmental or administrative authority, agency, commission, court, tribunal, regulatory or judicial body or arbitral body or (ii) self-regulatory body or other Person exercising judicial, executive, interpretative, enforcement, investigative or legislative powers or authority anywhere in the world, including any Person that exercises a regulatory or supervisory function or otherwise with competent jurisdiction under the applicable Laws of any jurisdiction in relation to financial services, the financial markets, exchanges, trading platforms or clearing houses, including, (A) in the case of clauses (i) and (ii), (x) any colleges or other group of such Persons referred to therein (such as the College of Euronext Regulators) and (y) only to the extent that it has authority and jurisdiction in the context of the consummation and effectiveness of the Mergers and the other transactions contemplated by this Agreement and (B) in the case of clause (ii) only, solely in, and to the extent of, such regulatory capacity.

“Number of Cash Elections” means the aggregate number of Yankees Shares for which the Cash Election has been made and not been revoked or lost pursuant to Section 2.1(b).

“Number of Standard Elections” means the aggregate number of Yankees Shares for which the Standard Election has been made and not revoked pursuant to Section 2.1(b) (or deemed to have been made pursuant to Section 2.1(b)).

“Number of Stock Elections” means the aggregate number of Yankees Shares for which the Stock Election has been made and not been revoked or lost pursuant to Section 2.1(b) (excluding, for the avoidance of doubt, any Yankees Shares converted into the right to receive the Default Stock Election Amount pursuant to Section 1.7(a)(iii)).

“Parent Share Price” means $128.31.

“Stock Oversubscription Amount” means the product of the Parent Exchange Ratio and a fraction, the numerator of which is the Number of Cash Elections and the denominator of which is the Number of Stock Elections.

“Unprorated Aggregate Cash Consideration” means the sum of (i) the Number of Standard Elections multiplied by the Standard Cash Amount and (ii) the Number of Cash Elections multiplied by the Default Cash Election Amount.

“Yankees Merger Consideration” means, as applicable, the Standard Election, the Cash Election or the Stock Election.

Section 1.8 Effect on Parent Capital Stock. At the Braves Effective Time, each share of capital stock of Parent issued and outstanding immediately prior to the Braves Effective Time shall remain outstanding. Immediately following the Braves Effective Time, shares of capital stock of Parent owned by Braves Surviving Corporation shall be surrendered to Parent without payment therefor and canceled by Parent.

Section 1.9 Effect of the Yankees Merger on Yankees Stock Options and Awards.

(a) Each option to purchase and stock appreciation right denominated in Yankees Shares (a “Yankees Stock Option”) granted under the employee and director stock plans of Yankees (the “Yankees Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Yankees Effective Time shall cease to represent a right to acquire Yankees Shares and shall be converted, at the Yankees Effective Time, into a stock option to acquire or stock appreciation right denominated in Parent Shares, as applicable (a “Parent Stock Option”), on the same terms and conditions as were applicable under such Yankees Stock Option. The number of Parent Shares subject to each such Parent Stock Option (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to each such Yankees Stock Option immediately prior to the Yankees Effective Time multiplied by the Equity Exchange Factor (as defined below), and such Parent Stock Option shall have an exercise price per share (rounded up to the nearest penny) equal to the per-share exercise price applicable to such Yankees Stock Option immediately prior to the Yankees Effective Time divided by the Equity Exchange Factor.

(b) At the Yankees Effective Time, subject to the provisions of this Section 1.9(b), each restricted stock unit or deferred stock unit measured in Yankees Shares (other than performance stock units) (each, a “Yankees Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Yankees Effective Time shall cease to represent a restricted stock unit or deferred stock unit with respect to Yankees Shares and shall be converted, at the Yankees Effective Time, into a restricted stock unit or deferred stock unit denominated in Parent Shares (a “Parent Stock-Based Award”), on substantially the same terms and conditions as were applicable under the Yankees Stock-Based Awards. The number of Parent Shares subject to each such Parent Stock-Based Award (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to the Yankees Stock-Based Award immediately prior to the Yankees Effective Time multiplied by the Equity Exchange Factor (defined below) (for the avoidance of doubt, the preceding provisions shall apply to any restricted stock units or deferred stock units that are outstanding on the day prior to the Closing Date). All restricted stock units (other than performance stock units) granted under Yankees’s Omnibus Incentive Plan or under Yankees’s 2006 Stock Incentive Plan either (i) prior to the date hereof or (ii) on or after the date hereof pursuant to Yankees’s annual bonus program, to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter, that are outstanding immediately prior to the Yankees Effective Time shall (A) to the extent unvested, vest as of the Yankees Effective Time, and (B) be distributed as of the Yankees Effective Time; provided that, with respect to any such units that constitute deferred compensation within the meaning of Section 409A of the Code, such distribution shall occur on the date that it would occur under the applicable award agreement absent the application of this Section 1.9(b). All other restricted stock units granted after the date hereof to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter that are outstanding immediately prior to the Yankees Effective Time, if any, shall be subject to a three-year cliff vesting schedule and the vesting of such restricted stock units shall not accelerate upon the Yankees Effective Time; provided that, such restricted stock units shall vest upon an earlier termination of employment with Yankees and its Subsidiaries without “cause” or a resignation from Yankees and its Subsidiaries for “good reason” (as such terms are defined in Section 4.1(a)(iv) of the Yankees Disclosure Letter). For purposes of this Agreement, the term “Equity Exchange Factor” means the sum of (i) the Parent Exchange Ratio and (ii) the quotient obtained by dividing (1) the Standard Cash Amount by (2) the 10-day aggregate volume-weighted average per share price, rounded to two decimal points of Braves Shares as reported on the New York Stock Exchange composite transactions reporting system for the 10 consecutive trading days ending on the second-to-last full trading day prior to the Closing Date.

(c) At the Yankees Effective Time, subject to the provisions of this Section 1.9(c), each performance stock unit measured in Yankees Shares granted under Yankees’s Omnibus Incentive Plan (each, a “Yankees Performance Stock Award”), whether vested or unvested, which is outstanding immediately prior to the Yankees Effective Time shall cease to represent a performance stock unit with respect to Yankees Shares and shall be converted, at the Yankees Effective Time, into a performance stock unit denominated in Parent Shares (a “Parent Performance Stock Award”), on substantially the same terms and conditions as were applicable under the Yankees Performance Stock Awards. At the Yankees Effective Time, the performance condition in respect of each outstanding Yankees Performance Stock Award granted prior to the date hereof shall be deemed satisfied assuming that the Measurement Date (as defined in the applicable performance stock unit agreement) is the Closing Date, and based on an End Price (as defined in the applicable performance stock unit agreement) equal to the sum of (i) the Standard Cash Amount and (ii) the product of (x) the Parent Exchange Ratio and (y) the per share closing price of the Braves Shares, rounded to two decimal points, as reported on the New York Stock Exchange composite transactions reporting system on the Business Day immediately prior to the date hereof; provided that the service condition in respect of each such outstanding Yankees Performance Stock Award shall remain unchanged and shall not be deemed satisfied as of the Yankees Effective Time, and the original Measurement Date in respect of the service condition shall continue to apply to each holder thereof for purposes of continued service-based vesting. At the Yankees Effective Time, the performance condition in respect of each outstanding Yankees Performance Stock Award granted on or after the date hereof to the extent permitted by Section 4.1(a)(iv) of the Yankees Disclosure Letter shall be deemed satisfied at the greater of 100% or the level based on actual attainment of the applicable performance criteria as of the month ending prior to the month in which the Yankees Effective Time occurs; provided that the service condition in respect of each such outstanding

Yankees Performance Stock Award shall remain unchanged and shall not be deemed satisfied as of the Yankees Effective Time, and the original Measurement Date in respect of the service condition shall continue to apply to each holder thereof for purposes of continued service-based vesting. The number of Parent Shares subject to each such Parent Performance Stock Award (rounded down to the nearest whole share) shall be equal to the number of Yankees Shares subject to the Yankees Performance Stock Award based on the previous sentence multiplied by the Equity Exchange Factor.

(d) As soon as practicable after the Yankees Effective Time, Parent shall deliver to the holders of Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Yankees Stock Plans and agreements evidencing the grants of such Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards, and stating that the Yankees Stock Plans and such Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards and agreements have been assumed by Parent and shall continue in effect on substantially the same terms and conditions (but subject to the adjustments required by this Section 1.9 after giving effect to the Yankees Merger and the terms of the Yankees Stock Plans).

(e) Prior to the Yankees Effective Time, Yankees shall take all necessary action for the adjustment of Yankees Stock Options, Yankees Stock-Based Awards and Yankees Performance Stock Awards under this Section 1.9. Parent shall reserve for issuance a number of Parent Shares at least equal to the number of Parent Shares that will be subject to Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards as a result of the actions contemplated by this Section 1.9.

(f) As soon as practicable following the Yankees Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the Parent Shares subject to such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards remain outstanding.

Section 1.10 Effect of the Braves Merger on Braves Stock Options and Awards.

(a) Each option to purchase Braves Shares (a “Braves Stock Option”) granted under the employee and director stock plans of Braves (the “Braves Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Braves Effective Time shall cease to represent a right to acquire Braves Shares and shall be converted, at the Braves Effective Time, into a Parent Stock Option, on the same terms and conditions as were applicable under such Braves Stock Option. The number of Parent Shares subject to each such Parent Stock Option shall be equal to the number of Braves Shares subject to each such Braves Stock Option immediately prior to the Braves Effective Time, and such Parent Stock Option shall have an exercise price per share equal to the per-share exercise price applicable to such Braves Stock Option immediately prior to the Braves Effective Time.

(b) At the Braves Effective Time, subject to the provisions of this Section 1.10(b), each restricted stock unit or deferred stock unit measured in Braves Shares (other than performance stock units) (each, a “Braves Stock-Based Award”), whether vested or unvested, which is outstanding immediately prior to the Braves Effective Time shall cease to represent a restricted stock unit or deferred stock unit with respect to Braves Shares and shall be converted, at the Braves Effective Time, into a Parent Stock-Based Award, on substantially the same terms and conditions as were applicable under the Braves Stock-Based Awards. The number of Parent Shares subject to each such Parent Stock-Based Award shall be equal to the number of Braves Shares subject to the Braves Stock-Based Award immediately prior to the Braves Effective Time.

(c) At the Braves Effective Time, subject to the provisions of this Section 1.10(c), each performance stock unit measured in Braves Shares (each, a “Braves Performance Stock Award”), whether vested or unvested, which is outstanding immediately prior to the Braves Effective Time shall cease to represent a performance stock unit with respect to Braves Shares and shall be converted, at the Braves Effective Time, into a Parent Performance Stock Award, on substantially the same terms and conditions as were applicable under the Braves Performance Stock Awards. The number of Parent Shares subject to each such Parent Performance Stock Award shall be equal to the number of Braves Shares subject to the Braves Performance Stock Award immediately prior to the Braves Effective Time.

(d) As soon as practicable after the Braves Effective Time, Parent shall deliver to the holders of Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards appropriate notices setting forth such holders’ rights pursuant to the respective Braves Stock Plans and agreements evidencing the grants of such Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards, and stating that the Braves Stock Plans and such Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards and agreements have been assumed by Parent and shall continue in effect on substantially the same terms and conditions (but subject to the adjustments required by this Section 1.10 after giving effect to the Braves Merger and the terms of the Braves Stock Plans).

(e) Prior to the Braves Effective Time, Braves shall take all necessary action for the adjustment of Braves Stock Options, Braves Stock-Based Awards and Braves Performance Stock Awards under this Section 1.10. Parent shall reserve for issuance a number of Parent Shares at least equal to the number of Parent Shares that will be subject to Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards as a result of the actions contemplated by this Section 1.10.

(f) As soon as practicable following the Braves Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the Parent Shares subject to such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Stock Options, Parent Stock-Based Awards and Parent Performance Stock Awards remain outstanding.

Section 1.11 Appraisal Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, Yankees Shares that are outstanding immediately prior to the Yankees Effective Time and that are held by holders of Yankees Shares who shall have neither voted in favor of the Yankees Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Yankees Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”), shall not be converted into, or represent the right to receive, the Yankees Merger Consideration. Such Yankees stockholders shall be entitled instead to receive payment of the fair value of such Yankees Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by holders of Yankees Shares who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Yankees Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Yankees Effective Time, the right to receive the Standard Election, without any interest thereon, in accordance with Section 2.1(c).

(b) Yankees shall give Braves and Parent (i) prompt notice of any demands for appraisal received by Yankees, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by Yankees and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Yankees shall not, except with the prior written consent of Braves, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE II

EXCHANGE OF SHARES

Section 2.1 Exchange of Yankees Book-Entry Interests.

(a) Exchange Agent. Prior to the Yankees Effective Time, Braves or Parent shall appoint or shall cause the appointment of Computershare Trust Company, N.A. or another bank or trust company that is reasonably satisfactory to Yankees to act as paying and exchange agent hereunder (the “Exchange Agent”). Prior to the Yankees Effective Time, Parent shall or shall cause Braves to deposit with the Exchange Agent (i) for the benefit of the holders of Yankees Shares, an aggregate number of Parent Shares and an aggregate amount of cash sufficient to deliver the aggregate amount of cash and Parent Shares required pursuant to Section 1.7(a)(i) and (ii) for the benefit of the holders of Braves Shares, an aggregate number of Parent Shares sufficient to deliver the aggregate amount of Parent Shares required pursuant to Section 1.6(b). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 2.1(e) and cash in lieu of any fractional shares payable pursuant to Section 2.1(f). All Parent Shares, cash, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.1 for the benefit of a holder of Yankees Shares shall hereinafter be referred to as the “Yankees Exchange Fund” and all Parent Shares, dividends and distributions deposited with the Exchange Agent pursuant to this Section 2.1 for the benefit of a holder of Braves Shares shall hereinafter be referred to as the “Braves Exchange Fund”.

(b) Yankees Shares Election Procedures. Each holder of a Yankees Share shall have the right, subject to the limitations set forth in this Section 2.1(b), to submit an election (each, an “Election”) in accordance with the following procedures:

(i) Each holder of a Yankees Share may specify in a request made in accordance with the provisions of this Section 2.1(b) whether such holder elects to receive with respect to each of his or her Yankees Share either (A) the consideration set forth in Section 1.7(a)(i)(A) (such Election with respect to such number of Yankees Shares, the “Standard Election”), (B) the consideration set forth in Section 1.7(a)(i)(B) (such Election with respect to such number of Yankees Shares, the “Cash Election”), or (C) the consideration set forth in Section 1.7(a)(i)(C) (such Election with respect to such number of Yankees Shares, the “Stock Election”).

(ii) Any holder of a Yankees Share who does not properly make an Election in accordance with the provisions of this Section 2.1(b), or whose Election is not received by the Exchange Agent prior to the Election Deadline in the manner provided in Section 2.1(b)(iv), will be deemed to have made the Standard Election.

(iii) Parent shall, or shall cause, the appropriate form of election and transmittal materials (provided that Yankees shall have provided its consent to such form, such consent not to be unreasonably withheld or delayed) (the “Yankees Transmittal Letter”) to be provided by the Exchange Agent to holders of record of Yankees Shares (other than holders of Yankees Shares subject to Section 1.7(a)(ii) and Section 1.7(a)(iii)) advising such holders of the procedure for exercising their right to make the Election and for providing instructions to the Exchange Agent to effect the transfer and cancellation of Yankees Book-Entry Interests in exchange for the consideration payable pursuant to Section 1.7(a)(i).

(iv) Any Election set forth in Section 2.1(b)(i) shall have been made properly only if the Exchange Agent shall have received, by the Election Deadline, a Yankees Transmittal Letter properly completed and signed indicating such Election.

(v) Any holder of a Yankees Share may, at any time prior to the Election Deadline, change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Yankees Transmittal Letter. If Parent or Braves shall determine in its reasonable discretion that any Election is not properly made with respect to any Yankees Share (it being understood that no Party nor the Exchange Agent is under any duty to notify any holder of any such defect), such Election shall be deemed to be not in effect, subject to Section 2.1(b)(ii).

(vi) Any holder of a Yankees Share may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by Parent or Braves that this Agreement has been terminated in accordance with Article VI and will not be subject to Section 2.1(b)(ii).

(vii) Each of Parent and Braves, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (A) the validity of the Yankees Transmittal Letter and compliance by any holder of a Yankees Share with the Election procedures set forth herein, and (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed in Section 1.7(a)(i).

(c) Yankees Merger Consideration. After the Yankees Effective Time, and upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Yankees Book-Entry Interests in accordance with Section 2.1(b), the terms of the Yankees Transmittal Letter and such other documents as may reasonably be required by the Exchange Agent, the holder of such Yankees Book-Entry Interests shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder, (i) the number of Parent Shares and an amount in cash that such holder is entitled to receive pursuant to Section 1.7(a)(i) (after taking into account all Yankees Shares then held by such holder and the Elections(s) made with respect to such Yankees Shares by such holder), and (ii) any cash in lieu of fractional shares which the holder has the right to receive pursuant to Section 2.1(f). The Yankees Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Yankees Book-Entry Interests. The stock portion of the Yankees Merger Consideration issued and paid and the cash portion of the Yankees Merger Consideration paid in accordance with the terms of Section 1.7(a)(i) and this Section 2.1(c) upon conversion of any Yankees Shares (including any cash paid in lieu of fractional shares pursuant to Section 2.1(f)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Yankees Shares. In the event of a transfer of ownership of any Yankees Shares that is not registered in the transfer records of Yankees, the proper number of Parent Shares and the proper amount in cash may be transferred by the Exchange Agent to such a transferee if written instructions authorizing the transfer of the Yankees Book-Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any portion of the Yankees Merger Consideration is to be delivered to a Person other than the holder in whose name any Yankees Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Yankees Shares or the payment of the applicable cash portion of the Yankees Merger Consideration to a Person other than the registered holder of any Yankees Book-Entry Interests, or shall establish to the satisfaction of Parent, Braves or the Exchange Agent that such Tax has been paid or is not applicable. The Parent Shares constituting the stock portion of the Yankees Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is otherwise required under applicable Law. In connection with the delivery of the Yankees Merger Consideration, (A) Parent shall deliver, with respect to any shares in uncertificated book-entry form, a written notice containing the information required to be set forth or stated on any stock certificates pursuant to Section 151(f) of the DGCL, including the conspicuous notation on any such notice of any restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant to Section 202(a) of the DGCL; or (B), with respect to physical certificates evidencing the Parent Shares, Parent shall include on such certificates the legends required by Section 151(f) of the DGCL, including the conspicuous notation on any such certificates of restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant Section 202(a) of the DGCL. For the purposes of this Agreement, the term “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(d) Braves Shares and Braves Merger Consideration.

(i) Parent shall, or shall cause, the appropriate form of transmittal materials (the “Braves Transmittal Letter”) to be provided by the Exchange Agent to holders of record of Braves Shares (other than holders of Braves Shares to be cancelled pursuant to Section 1.6(a)) providing instructions to the Exchange Agent to effect the transfer and cancellation of Braves Book-Entry Interests in exchange for the consideration payable pursuant to Section 1.6(a). Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Braves Transmittal Letter.

(ii) After the Braves Effective Time, and upon delivery to the Exchange Agent of instructions authorizing transfer and cancellation of Braves Book-Entry Interests in accordance with Section 2.1(d)(i), the terms of the Braves Transmittal Letter and such other documents as may reasonably be required by the Exchange Agent, the holder of such Braves Book-Entry Interests shall be entitled to receive in exchange therefor, and the Exchange Agent shall be required to deliver to each such holder, the number of Parent Shares such holder is entitled to receive pursuant to Section 1.6(b) (after taking into account all Braves Shares then held by such holder). The Braves Book-Entry Interests that are the subject of such authorization shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon such transfer and cancellation of any Braves Book-Entry Interests. The Parent Shares issued and paid in accordance with the terms of Section 1.6(b) and this Section 2.1(d)(ii) upon conversion of any Braves Shares shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Braves Shares. In the event of a transfer of ownership of any Braves Shares that is not registered in the transfer records of Braves, the proper number of Parent Shares may be transferred by the Exchange Agent to such a transferee if written instructions authorizing the transfer of the Braves Book-Entry Interests are presented to the Exchange Agent, in any case, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. If any portion of the Braves Merger Consideration is to be delivered to a Person other than the holder in whose name any Braves Book-Entry Interests are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of Braves Shares to a Person other than the registered holder of any Braves Book-Entry Interests, or shall establish to the satisfaction of Parent or the Exchange Agent that such Tax has been paid or is not applicable. The Parent Shares constituting the Braves Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is otherwise required under applicable Law. In connection with the delivery of the Braves Merger Consideration, (A) Parent shall deliver, with respect to any shares in uncertificated book-entry form, a written notice containing the information required to be set forth or stated on any stock certificates pursuant to Section 151(f) of the DGCL, including the conspicuous notation on any such notice of any restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant to Section 202(a) of the DGCL; or (B), with respect to physical certificates evidencing the Parent Shares, Parent shall include on such certificates the legends required by Section 151(f) of the DGCL, including the conspicuous notation on any such certificates of restrictions on the transfer or registration of Parent Shares, or on the amount of Parent Shares that may be owned by any Person or group of Persons, pursuant Section 202(a) of the DGCL.

(e) Distributions with Respect to Unexchanged Shares. All Parent Shares to be paid as a portion of the Braves Merger Consideration or Yankees Merger Consideration shall be deemed issued and outstanding as of the Braves Effective Time and Yankees Effective Time, respectively, and whenever a dividend or other distribution is declared by Parent in respect of the Parent Shares, the record date for which is at or after the Braves Effective Time or the Yankees Effective Time, respectively, that declaration shall include dividends or other distributions in respect of all Parent Shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Shares shall be paid to any holder of any Braves Book-Entry Interests or Yankees Book-Entry Interests until the instructions for transfer and cancellation provided in this Article II and in accordance with the terms of the Braves Transmittal Letter and the Yankees Transmittal Letter, respectively, and such other documents as may reasonably be required by the Exchange Agent pursuant to this Article II, have been delivered to the Exchange Agent. Subject to the effect of applicable Laws, following delivery to the Exchange Agent of such instructions with respect to Braves Book-Entry Interests and Yankees Book-Entry Interests, respectively there shall be issued to the holder of Parent Shares issued in exchange therefor, without interest, (i) at the time of such surrender or delivery of such instructions, the dividends or other distributions with a record date after the Braves Effective Time and the Yankees Effective Time, respectively, theretofore payable with respect to such Parent Shares and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Braves Effective Time and the Yankees Effective Time, respectively, but with a payment date subsequent to surrender.

(f) Fractional Shares.

(i) Notwithstanding any other provision of this Agreement, no fractional Parent Shares shall be issued in the Yankees Merger to any holder of Yankees Shares, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent with respect thereto.

(ii) In lieu of such fractional share interests, Parent shall pay to each holder of Yankees Shares an amount in cash equal to the product obtained by multiplying (A) the fractional share interest of any Parent Share to which such holder (after taking into account all Yankees Shares surrendered by such holder) would otherwise be entitled by (B) the per share closing price of the Braves Shares on the New York Stock Exchange, Inc. (the “New York Stock Exchange”) on the trading day immediately preceding the Closing Date.

(g) Withholding Rights. Each of Parent, the Yankees Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any Person who was a holder of Braves Shares, Braves Stock Options, Braves Stock-Based Awards, Braves Performance Stock Awards, Yankees Shares, Yankees Stock Options, Yankees Stock-Based Awards or Yankees Performance Stock Awards immediately prior to the Braves Effective Time or the Yankees Effective Time, as applicable, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. tax law. To the extent that amounts are so deducted and withheld by or on behalf of the Parent, the Yankees Surviving Company or the Exchange Agent, as the case may be, and paid over to the relevant Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Braves Shares, Braves Stock Options, Braves Stock-Based Awards, Braves Performance Stock Awards, Yankees Shares, Yankees Stock Options, Yankees Stock-Based Awards or Yankees Performance Stock Awards, as the case may be, in respect of which such deduction and withholding was made.

(h) Termination of Braves and Yankees Exchange Fund. Any portion of the Braves Exchange Fund or the Yankees Exchange Fund that remains unclaimed by the former stockholders of Braves or former stockholders of Yankees 180 days after the Braves Effective Time and the Yankees Effective Time, respectively, shall be delivered to Parent. Any former Braves stockholders or Yankees stockholders who have not theretofore complied with this Article II shall thereafter look only to Parent for delivery of any Parent Shares and any cash portion of the Yankees Merger Consideration, as applicable, and to Parent for payment of any dividends and other distributions in respect of the Parent Shares of such stockholders payable and/or issuable pursuant to this Article II without any interest thereon. Notwithstanding the foregoing, none of the Parties, the Exchange Agent or any other Person shall be liable to any former holder of Braves Shares or Yankees Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

Section 2.2 Restructuring of the Mergers.

(a) The Parties agree and acknowledge that, with the prior written consent of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub may restructure the Yankees Merger and/or the Braves Merger; provided that such restructuring shall not (i) reduce or change the form of the Braves Merger Consideration or Yankees Merger Consideration, or (ii) delay or prevent consummation of the transactions contemplated by this Agreement in any material respect.

(b) Notwithstanding anything to the contrary in this Agreement, if either of the conditions set forth in Sections 5.2(c)(i) or 5.3(c)(i) cannot be satisfied, then the Party whose condition cannot be satisfied shall provide written notice to the other Party to that effect and upon delivery of such written notice, (i) Yankees Merger Sub shall elect, pursuant to Treasury Regulation Section 301.7701-3, to be treated as an association taxable as a corporation for United States federal income tax purposes, effective as of a date prior to the Closing Date, (ii) the Yankees Merger shall be restructured such that the Yankees Merger shall be a merger of Yankees Merger Sub with and into Yankees, with Yankees surviving the Yankees Merger, (iii) in lieu of Section 1.7(a)(iv), each interest of Yankees Merger Sub outstanding immediately prior to the Yankees Effective Time shall be converted into one share of common stock, par value $0.01 per share, of Yankees Surviving Company, (iv) in lieu of Section 1.3(a)(ii), following the filing of the Braves Certificate of Merger, Yankees shall file the Yankees Certificate of Merger with the Secretary of State of the State of Delaware, in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA, (v) in lieu of Section 1.4(c), at the Yankees Effective Time, the certificate of incorporation and bylaws of Yankees in effect immediately prior to the Yankees Effective Time shall be the certificate of incorporation and bylaws of Yankees Surviving Company until duly amended as provided therein and by applicable Laws, (vi) in lieu of Section 1.5(a)(i), the managers of Yankees Merger Sub, from and after the Yankees Effective Time, shall be the directors of the Yankees Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be and each director of Yankees immediately prior to the Yankees Effective Time shall deliver to Yankees and parent his or her resignation, which shall be effective as of the Yankees Effective Time, and (vii) the Parties shall be required to satisfy the conditions set forth in Sections 5.2(c)(ii) and 5.3(c)(ii). The restructuring of the Yankees Merger provided for in this Section 2.2(b) is referred to in this Agreement as the “Alternative Transaction”. This Agreement and any related documents will be, or will be deemed to have been, appropriately amended in order to reflect the Alternative Transaction contemplated by this Section 2.2(b), including without limitation so that “the Yankees Surviving Company” will mean “Yankees” where and as applicable; provided that none of the foregoing shall (A) reduce or change the form of the Braves Merger Consideration or Yankees Merger Consideration, or (B) delay or prevent consummation of the transactions contemplated by this Agreement in any material respect.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Yankees. Except as specifically set forth in the disclosure letter, dated as of the date hereof, delivered to Braves by Yankees on or prior to entering into this Agreement (the “Yankees Disclosure Letter”) and except as specifically disclosed in any report, schedule, form, statement or other document of Yankees filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) prior to the date hereof and on or after December 31, 2009 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) (collectively, the “Yankees Reports”) (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any Yankees Report or any other disclosure in any Yankees Report to the extent that such disclosure is predictive or forward-looking in nature), Yankees hereby represents and warrants to Braves and Parent as set forth in this Section 3.1.

(a) Organization, Good Standing and Qualification. Yankees is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Yankees’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group. Each of Yankees and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group.

“Material Adverse Effect” on Yankees or Braves, as applicable, means an effect, event, development, change or occurrence that is a material adverse effect on the business, results of operations or financial condition of the Yankees Group or the Braves Group, respectively; provided, however, that the following shall not be considered in determining whether a Material Adverse Effect has occurred: (i) any change or development in economic, business, political, regulatory or securities or derivatives markets conditions generally (including any such change or development resulting from acts of war or terrorism) to the extent that such change or development does not affect the Yankees Group or the Braves Group, respectively, in a materially disproportionate manner relative to other securities or derivatives exchanges or trading markets; (ii) any change or development to the extent resulting from the execution or announcement of this Agreement or the transactions contemplated hereby; or (iii) any change or development to the extent resulting from any action or omission by any member of the Yankees Group or the Braves Group, respectively, that is taken at the request of the other Party or that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals required pursuant to Article V.

“Yankees Group” means Yankees and its Subsidiaries, taken as a whole.

“Braves Group” means Braves and its Subsidiaries, taken as a whole.

“Subsidiary” means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, such Person or by one or more of its respective Subsidiaries.

(b) Capitalization. The authorized capital stock of Yankees consists of 800,000,000 Yankees Shares, of which 242,607,620 Yankees Shares were outstanding at the close of business on December 18, 2012 (not including 1,645,415 Yankees Shares held by Yankees Arca, Inc., an indirect wholly owned Subsidiary of Yankees, and not including 34,091,333 Yankees Shares held directly by Yankees in treasury), and 400,000,000 shares of preferred stock, par value $0.01 per share (the “Yankees Preferred Stock”), of which none is outstanding as of the date hereof. All the outstanding Yankees Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on December 18, 2012, no shares of capital stock or other equity interests in Yankees were issued or outstanding. Yankees has no Yankees Shares or Yankees Preferred Stock reserved for issuance, except that, at the close of business on December 18, 2012, there were 38,298 Yankees Shares underlying Yankees Stock Options, 4,150,960 Yankees Shares underlying Yankees Stock-Based Awards, 116,505 Yankees Shares underlying Yankees Performance Stock Awards, 164 Yankees Shares underlying Stock Appreciation Rights and 2,069,786 Yankees Shares reserved for issuance for Yankees employees and directors under Yankees’s 2006 Stock Incentive Plan, Omnibus Incentive Plan, as amended and restated effective as of October 27, 2010, and non-U.S. stock incentive plans. Each of the outstanding shares of capital stock or other equity interests in each of Yankees’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the Yankees Group structure chart set forth in the Yankees Disclosure Letter, owned by Yankees or by a direct or indirect wholly owned Subsidiary of Yankees. All shares of capital stock or other equity interests in each of Yankees’s Subsidiaries owned by Yankees or by a direct or indirect wholly owned Subsidiary of Yankees are free and clear of any lien, pledge, security interest, claim or other encumbrance (“Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Yankees or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Yankees or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Yankees or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Yankees does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote on any matter) with the stockholders of Yankees.

(c) Corporate Authority. Yankees has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Yankees Merger and the other transactions contemplated hereby, including with respect to taking all corporate action necessary in order to make inapplicable to Braves and Parent any ownership or voting restriction in the Yankees Organizational Documents, subject only (i) in the case of the Yankees Merger, to the adoption of this Agreement by the holders of a majority of the outstanding Yankees Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose (the “Yankees Requisite Vote”), and (ii) to the extent required, approval of the SEC or other Governmental Entity as contemplated in Section 3.1(f) or Section 4.4. This Agreement has been duly executed and delivered by Yankees and, assuming due execution and delivery by Braves, Parent, Braves Merger Sub and Yankees Merger Sub, constitutes a valid and binding agreement of Yankees enforceable against Yankees in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). The Yankees Board (A) has determined that the Yankees Merger is fair to, and in the best interests of, Yankees and its stockholders, approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Yankees Merger; (B) has determined, subject to Section 4.2(d), to recommend that Yankees stockholders approve the adoption of this Agreement and the transactions contemplated by this Agreement (such recommendation, the “Yankees Recommendation”); (C) directed that this Agreement be submitted to the holders of Yankees Shares for their adoption; and (D) has received the opinion of its financial advisor, Perella Weinberg Partners LP, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Yankees Merger Consideration is fair, from a financial point of view, to the holders of Yankees Shares (other than Braves or any of its Affiliates), a copy of which opinion was provided to Braves following the execution of the Original Merger Agreement. It is agreed and understood that such opinion is for the benefit of the Yankees Board and may not be relied on by Braves. The representations and warranties set forth in this Section 3.1(c) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(d) Takeover Statutes. As of the Yankees Effective Time, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) will be applicable to Yankees, the Yankees Shares, the Yankees Merger or the other transactions contemplated by this Agreement.

(e) No Conflicts. (i) Neither the execution and delivery by Yankees of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Yankees Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Yankees or any of its Subsidiaries (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, in each case to which Yankees or any of its Subsidiaries is a party or by which Yankees or any of its Subsidiaries or any of their respective assets is bound, (ii) nor, assuming that the Yankees Requisite Vote has been received and all consents, approvals, authorizations and other actions described in Section 3.1(f) have been obtained, all filings and notifications described in Section 3.1(f) have been made and any applicable waiting period has expired or been terminated, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Organizational Documents of Yankees or any of its Subsidiaries, or any Law applicable to it, except (in each of clauses (i) and (ii), as applicable) for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Yankees Group. The representations and warranties set forth in this Section 3.1(e) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

“Organizational Documents” means, with respect to any Person, the certificate of incorporation, articles of association, certificate of formation, limited liability company agreement, bylaws or similar organizational documents of such Person.

(f) Governmental Approvals and Consents. Other than (i) the compliance with and filings and/or notices under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), Council Regulation (EC) 139/2004 of the European Union (the “EU Merger Regulation”), if applicable, (ii) other merger control or competition law filings and/or notices (as mutually determined necessary or advisable by Yankees and Braves and set forth on Schedule I hereto) (subsections (i) and (ii) collectively, the “Competition Approvals”), (iii) the approvals, non-disapprovals, non-objections and consents to be obtained from the SEC or any other Governmental Entity set forth on Schedule IV hereto, (iv) the filing of the Braves Certificate of Merger and the Yankees Certificate of Merger, (v) the approvals and consents to be obtained by Braves pursuant to Section 3.2(f) and (vi) as required in order to comply with state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, licenses, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Yankees or any of its Subsidiaries with, or obtained by Yankees or any of its Subsidiaries from, any Governmental Entity in connection with the execution and delivery by Yankees of this Agreement, the performance by Yankees of its obligations hereunder and the consummation of the transactions contemplated hereby. Yankees does not own, directly or indirectly, any voting interest in any Person that requires any additional filing by Braves under the HSR Act or any other merger control or competition law or other Law or regulation including but not limited to financial services or markets regulation. The representations and warranties in this Section 3.1(f) insofar as they apply to the Braves Merger shall be made as of the Execution Date.

(g) Reports; Financial Statements.

(i) The Yankees Reports were filed in a timely manner and in compliance in all material respects with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Yankees Reports complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Yankees for the fiscal year ended December 31, 2011 (the “Yankees Financial Statements”) fairly presents the consolidated financial position of Yankees and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the Yankees Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of Yankees and its Subsidiaries for the periods set forth therein, in each case in conformity with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(iii) Yankees is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the Yankees. Except as permitted by the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”) including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Yankees nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Yankees.

(iv) The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Yankees, as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Yankees in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Yankees by others within Yankees to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Yankees has evaluated the effectiveness of its respective disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Yankees Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (A) to the knowledge of Yankees, Yankees had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the ability of Yankees to record, process, summarize and report financial information and (B) Yankees has no knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Yankees’s internal control over financial reporting.

(v) No attorney representing Yankees or any of its Subsidiaries, whether or not employed by Yankees or any of its Subsidiaries, has reported to the chief legal counsel or chief executive officer of Yankees evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Yankees or any of its Subsidiaries or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(vi) Since January 1, 2009, to the knowledge of Yankees, no employee of Yankees or any of its Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Yankees or any of its Subsidiaries.

(vii) To the knowledge of Yankees, none of the Yankees Reports is the subject of ongoing SEC review (other than confidential treatment requests). To the extent not available on EDGAR, Yankees has made available to Braves true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2009 through the date of this Agreement relating to the Yankees Reports and all written responses of Yankees thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Yankees Report. To the knowledge of Yankees, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Yankees.

(h) Absence of Certain Changes. Since December 31, 2011, (i) Yankees and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and (ii) there has not been any effect, event, development, change or occurrence that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Yankees Group.

(i) Compliance.

(i) Neither Yankees nor any of its Subsidiaries is in conflict with, or in default or violation of, (A) any federal, state or local laws or regulations (whether civil, criminal or administrative), common law, statutory instruments, treaties, conventions, directives, regulations or rules made thereunder, ordinance, bylaws, judgments, orders, injunctions, decrees, resolutions, arbitration awards, agency requirements, writs, franchises, variances, exemptions, approvals, licenses or permits in any applicable jurisdiction (including the United States,

European Union or elsewhere), including any rules of any relevant Governmental Entity, in each case which is binding on the relevant Person in respect of the relevant matter as the context requires (each, a “Law” and collectively “Laws”) of any Governmental Entity or (B) any Contract to which Yankees or any of its Subsidiaries is a party or by which Yankees or any of its Subsidiaries or any of their respective properties is bound or affected, except in each of clauses (A) and (B), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Yankees Group. Each of Yankees and its Subsidiaries has all permits, licenses, franchises, variances, exemptions, orders and other authorizations, consents and approvals (together, “Permits”) of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group.

(ii) Except in each case as was not, individually or in the aggregate, and is not reasonably expected to be material to the Yankees Group: neither Yankees nor any of its Subsidiaries nor, to the knowledge of Yankees, any other Person associated with or acting on behalf of Yankees or any of its Subsidiaries, including, any director, officer, agent, employee or affiliate of Yankees or any of its Subsidiaries has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (D) violated or is in violation of any provision of (I) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules, regulations and guidance promulgated thereunder (“FCPA”), (II) Bribery Act 2010 (c.23), as amended, and the rules, regulations and guidance promulgated thereunder (the “UK Bribery Act”) or (III) any other Law that prohibits corruption or bribery, and, in each case, Yankees has instituted and maintains policies and procedures designed to ensure compliance therewith, or (E) has been investigated by a Governmental Entity, or been the subject of any allegations, with respect to conduct within the scope of clauses (A) through (D) above.

(j) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Yankees, threatened against Yankees, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the Yankees Financial Statements, obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances which, to the knowledge of Yankees, could result in any claims against, or obligations or liabilities of, Yankees or any of its Affiliates, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Yankees Group.

(k) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Yankees and its Subsidiaries and current or former directors of Yankees and its Subsidiaries, including deferred compensation, pension plans, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the “Benefit Plans”) that are material are listed in Section 3.1(k) of the Yankees Disclosure Letter. True and complete copies of all material Benefit Plans listed in Section 3.1(k) of the Yankees Disclosure Letter, including any trust instruments, insurance contracts and all amendments thereto, have been made available to Braves prior to the date of this Agreement.

(ii) All Benefit Plans are operated and established in substantial compliance with their terms and all applicable Laws. All Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Benefit Plans required to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

(iii) Other than as required by applicable Law, neither Yankees nor any of its Subsidiaries has any obligations for retiree health and life benefits to any current or former employees of Yankees or any of its

Subsidiaries. Other than as prohibited by applicable Law, Yankees or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(iv) There has been no amendment to, announcement by Yankees or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will (A) entitle any employees or other service providers of Yankees and its Subsidiaries to additional compensation or to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Benefit Plans or accelerate options or restricted stock units, (C) accelerate the time of payment or vesting of the Yankees Stock Options, the Yankees Stock-Based Awards or the Yankees Performance Stock Awards, (D) limit or restrict the right of Yankees to merge, amend or terminate any of the Benefit Plans or (E) result in payments under any of the Benefit Plans which would not be deductible under Section 280G of the Code.

(v) No Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(vi) Each Yankees Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Yankees Stock Plan pursuant to which it was issued, (B) has an exercise price per Yankees Share equal to or greater than the fair market value of a Yankees Share on the date of such grant, (C) has a grant date identical to the date on which the Yankees’s board of directors or the compensation committee of the board of directors of the Yankees, as applicable, actually awarded such Yankees Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Yankees Stock Option in Yankees’s Tax returns and the Yankees Reports, respectively.

(l) Tax Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Yankees Group: (A) all Tax Returns that are required to be filed by or with respect to Yankees or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) Yankees and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent Yankees annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statements; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Yankees or any of its Subsidiaries; (D) the Tax Returns of Yankees and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2008, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the financial statements contained in the most recent Yankees Reports; (E) neither Yankees nor any of its Subsidiaries have waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) neither Yankees nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two (2) years prior to the date of this Agreement; (G) neither Yankees nor any of its Subsidiaries has any liability for Taxes of any Person

(other than Yankees or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; (H) there are no liens for Taxes upon any property or assets of Yankees or any of its Subsidiaries, except for liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent Yankees annual financial statement; (I) no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Yankees or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired; and (J) any stamp, registration, capital or transfer Tax payable in respect of the acquisition of any asset or in respect of the issue of any instrument by Yankees or any of its Subsidiaries has been paid in full in a timely manner.

(ii) The acquisition of the stock of Euronext N.V. by Yankees (Holding) N.V. was treated by Yankees (and the U.S. consolidated federal income tax return group of which Yankees is the common parent) as a taxable transaction for U.S. federal income tax purposes. Yankees properly and timely filed, or caused to be properly and timely filed, with the Internal Revenue Service (the “IRS”) IRS Form 8023 with respect to the acquisition of Euronext N.V. and certain of its subsidiaries, copies of which have been made available to Braves (the “Election Forms”). The Election Forms have not been revoked or otherwise modified and neither Yankees nor any of its Subsidiaries has taken any position for federal income tax purposes that is inconsistent with the Election Forms. As of the date hereof, the aggregate amount of distributions, for federal income tax purposes, received by Yankees and its Subsidiaries from Euronext N.V. following the acquisition of Euronext N.V. does not materially exceed the amount specified in the Yankees Disclosure Letter.

(iii) As of the Execution Date, neither Yankees nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede, or would reasonably be expected to prevent or impede, (A) the Yankees Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (B) the Braves Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (C) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code.

(iv) As used in this Agreement, (A) the term “Tax” (including the plural form “Taxes”) includes all U.S. federal, state, local and non-U.S. income, gain, profits, windfall profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax Authority relating to Taxes, and (C) the term “Tax Authority” includes any Governmental Entity responsible for the assessment, collection or enforcement of Laws relating to Taxes (including the Internal Revenue Service and any similar state, local or non-U.S. revenue agency).

(m) Labor Matters. Neither Yankees nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is Yankees or any of its Subsidiaries the subject of any material proceeding asserting that Yankees or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the knowledge of Yankees, threatened, nor has there been for the past three (3) years, any material labor strike, dispute, walk-out, work stoppage, slowdown or lockout (“Strikes”) involving Yankees or any of its Subsidiaries, except for any general Strikes that are not directed exclusively at Yankees or any of its Subsidiaries.

(n) Material Contracts. Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, neither Yankees, nor any of its Subsidiaries, is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Material Contract. To the knowledge of

Yankees, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Yankees Group. Except as has not had and is not reasonably expected to have a Material Adverse Effect on the Yankees Group, each Material Contract is a valid and binding obligation of Yankees or any of its Subsidiaries which is party thereto and, to the knowledge of Yankees, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception. Neither Yankees nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which Yankees or any of its Subsidiaries (or, after giving effect to the Yankees Merger pursuant to this Agreement, Braves, Parent, the Braves Surviving Corporation, the Yankees Surviving Company or any of their respective Subsidiaries) may engage or the manner or locations in which any of them may so engage.

“Material Contract” shall mean any Contract to which a Party or any of its Subsidiaries is a party or bound as of the date hereof that:

(A) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B) (1) purports to limit in any material respect either the type of business or the manner or geographic area in which a Party or any of its Subsidiaries may so engage in any business, (2) would require the disposition of any material assets or line of business of a Party or its Subsidiaries (or, after giving effect to the Mergers pursuant to this Agreement, Parent, the Yankees Surviving Company, the Braves Surviving Corporation or any of their respective Subsidiaries) or any of their respective Affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Yankees Effective Time, would impose obligations upon any other Party, or its Subsidiaries, (4) pursuant to which a Party or any of its Subsidiaries (x) receives a license, covenant not to sue or other right under any Intellectual Property that is material to such Party or any of its Subsidiaries or (y) grants a license, covenant not to sue or other right with respect to any Intellectual Property material to such Party or any of its Subsidiaries, or (5) prohibits or limits, in any material respect, the right of a Party or any of its Subsidiaries (or, after giving effect to the Mergers pursuant to this Agreement, Parent, the Yankees Surviving Company , the Braves Surviving Corporation or any of their respective Subsidiaries) to make, sell or distribute any products or services or use, transfer, license or enforce any of their respective intellectual property rights; or

(C) that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $50,000,000 evidencing indebtedness for borrowed money, guaranteeing any such indebtedness of a third party or containing a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in the foregoing clause (1).

(o) Intellectual Property.

(i) For the purposes of this Agreement, “Intellectual Property” means all inventions, discoveries, patents, patent applications, registered and unregistered trademarks and service marks and all goodwill associated therewith and symbolized thereby, trademark applications and service mark applications, Internet domain names, registered and unregistered copyrights (including databases and other compilations of information), confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists, computer software programs, and all other intellectual property and proprietary rights.

(ii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, (A) Yankees and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Yankees and its Subsidiaries as currently conducted (the “Yankees Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(iii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, (A) to the knowledge of Yankees, the conduct of the business of Yankees as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person, and (B) there have not been any claims or, to the knowledge of Yankees, threatened claims challenging the validity, registrability or enforceability of, or contesting Yankees’s or any of its Subsidiaries’ rights with respect to, any Yankees Intellectual Property. To the knowledge of Yankees, there is no unauthorized use, infringement or misappropriation and other violation of Yankees Intellectual Property by any Person, including any employee of Yankees or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on the Yankees Group.

(iv) To the knowledge of Yankees and except as has not had or is not reasonably expected to have a Material Adverse Effect on the Yankees Group, the IT Assets of Yankees operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Yankees and its Subsidiaries in connection with the business of Yankees and its Subsidiaries as currently conducted.

(v) “IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment and elements, and all associated documentation, used in the business of a Party and its Subsidiaries as currently conducted.

(p) Brokers. Except for Blackstone Advisory Partners, BNP Paribas, Citigroup, Goldman, Sachs & Co. Inc., Moelis & Company and Perella Weinberg Partners LP, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Yankees or any of its Subsidiaries. The total amounts payable in respect of any such fees or commissions does not exceed the amount set forth in Section 3.1(p) of the Yankees Disclosure Letter.

(q) No Additional Representations. Yankees acknowledges that none of Braves, Parent, Braves Merger Sub or Yankees Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.2 or in any certificate delivered by Braves, Parent, Braves Merger Sub or Yankees Merger Sub to Yankees in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that none of Braves, Parent, Braves Merger Sub or Yankees Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Yankees (or any of their respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Braves, Parent or any of their Subsidiaries or (ii) the future business and operations of Braves, Parent or any of their Subsidiaries, and Yankees has not relied on such information or any other representation or warranty not set forth in Section 3.2. The representations and warranties of Yankees set forth in this Section 3.1(q) shall apply mutatis mutandis with respect to the Original Merger Agreement and the Amended and Restated Agreement and with respect to the Original Merger Agreement shall be made as of the Original Execution Date and with respect to the Amended and Restated Agreement shall be made as of the Execution Date.

Section 3.2 Representations and Warranties of Braves, Parent and the Merger Subs. Except as specifically set forth in the disclosure letter, dated as of the date hereof, delivered to Yankees by Braves on or prior to entering into this Agreement (the “Braves Disclosure Letter”) or, in the case of the representations and warranties made as of the Execution Date, as specifically set forth in the supplemental disclosure letter, dated as of the Execution Date, delivered to Yankees by Braves on or prior to entering into the Amended and Restated Agreement and except as specifically disclosed in any report, schedule, form, statement or other document of Braves filed with or furnished to the SEC prior to the date hereof and on or after December 31, 2009 and publicly available on the date hereof on EDGAR (collectively, the “Braves Reports”) (other than disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of any Braves Report or any other disclosure in any Braves Report to the extent that such disclosure is predictive or forward-looking in nature), Braves hereby represents and warrants to Yankees as set forth in this Section 3.2.

(a) Organization, Good Standing and Qualification. (i) Braves is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each of Braves’s Subsidiaries is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group. Each of Braves and its Subsidiaries has all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group.

(ii) Parent is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has not conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement. The representations and warranties set forth in this Section 3.2(a)(ii) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(iii) Each of Braves Merger Sub and Yankees Merger Sub is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Braves Merger Sub and Yankees Merger Sub has not conducted any business other than activities incidental to its organization and the consummation of the transactions contemplated by this Agreement. The representations and warranties set forth in this Section 3.2(a)(iii) with respect to Braves Merger Sub shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(b) Capitalization. The authorized capital stock of Braves consists of 194,275,000 Braves Shares, of which 72,534,319 Braves Shares were outstanding at the close of business on December 18, 2012, and 25,000,000 shares of Braves Preferred Stock, par value $0.01 per share (the “Braves Preferred Stock”), of which none is outstanding as of the date hereof. All the outstanding Braves Shares have been duly authorized and are validly issued, fully paid and non-assessable. Except as set forth above, at the close of business on December 18, 2012, no shares of capital stock or other equity interests in Braves were issued or outstanding. Braves has no Braves Shares or Braves Preferred Stock reserved for issuance, except that, at the close of business on December 18, 2012, there were 933,253 Braves Shares underlying Braves Stock Options, 962,391 Braves Shares underlying Braves Stock-Based Awards and 1,599,287 Braves Shares reserved for issuance for Braves employees and directors under the 2000 Stock Option Plan, 2003 Restricted Stock Deferral Plan for Outside Directors, 2004 Restricted Stock Plan, 2005 Equity Incentive Plan, 2009 Omnibus Incentive Plan and 1999 Creditex Stock Option Plan. Each of the outstanding shares of capital stock or other equity interests in each of Braves’s Subsidiaries, including Parent, Yankees Merger Sub and Braves Merger Sub, is duly authorized, validly issued, fully paid and non-assessable and, except as otherwise set forth in the Braves Group structure chart set forth in the Braves Disclosure Letter, owned by Braves or by a direct or indirect wholly owned Subsidiary of Braves. All shares of capital stock or other equity interests in each of Braves’s Subsidiaries owned by Braves or by a direct or indirect wholly owned Subsidiary of Braves are free and clear of any Lien. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Braves or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Braves or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any shares of capital stock or other securities of Braves or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Braves does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible or exchangeable into or exercisable for securities having the right to vote on any matter) with the stockholders of Braves. The representations and warranties set forth in this Section 3.2(b) with respect to Parent and Braves Merger Sub shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(c) Corporate Authority. (i) Braves has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Braves Merger and the other transactions contemplated hereby, subject only (A) in the case of the Braves Merger, to the adoption of this Agreement by the holders of a majority of the outstanding Braves Shares entitled to vote thereon at a stockholders’ meeting duly called and held for such purpose, (B) the approval by Braves’s stockholders of any proposal related to the Braves Merger that is required pursuant to Rule 14a-4(b) promulgated under the Exchange Act to be presented separately to such stockholders for approval (any such proposals, the “Braves Merger-Related Proposals”) by the affirmative vote of a majority of votes cast affirmatively and negatively thereon at a stockholders’ meeting duly called and held for such purpose (clauses (A) and (B) together, the “Braves Requisite Vote”), and (C) to the extent required, approval of the SEC or other Governmental Entity as contemplated in Section 3.2(f)1 or Section 4.4. This Agreement has been duly executed and delivered by Braves and, assuming due execution and delivery by Yankees, constitutes a valid and binding agreement of Braves, enforceable against Braves in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The Braves Board (1) has determined, as of the Execution Date, that the Braves Merger is fair to, and in the best interest of Braves and its stockholders, approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Mergers, (2) has determined, subject to Section 4.2(d), to recommend that the Braves stockholders adopt this Agreement and the transactions contemplated by this Agreement and approve the Braves Merger-Related Proposals (such recommendations together, the “Braves Recommendation”) and (3) has received the opinion of its financial advisor, Morgan Stanley & Co. LLC, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Yankees Merger Consideration to be issued and paid in the Yankees Merger is fair, from a financial point of view, a copy of which opinion was provided to Yankees following the execution of the Original Merger Agreement. It is agreed and understood that such opinion is for the benefit of the Braves Board and may not be relied on by Yankees. The representations and warranties set forth in this Section 3.2(c)(i) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(ii) Parent has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Mergers and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and constitutes a valid and binding agreement of Parent enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The representations and warranties set forth in this Section 3.2(c)(ii) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(iii) Braves Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Braves Merger and the other transactions contemplated hereby subject to the extent required, to approval of the SEC or other Governmental Entity as contemplated in Section 3.2(f) or Section 4.4, subject in the case of the Braves Merger (i) to the adoption of this Agreement by Parent, as the sole stockholder of Braves Merger Sub, which will be obtained by written consent immediately after the execution of this Agreement and (ii) to the extent required, to the approval of the SEC or other Governmental Entity as contemplated by Section 3.2(f) or Section 4.4. This Agreement has been duly executed and delivered by Braves Merger Sub and constitutes a valid and binding agreement of Braves Merger Sub enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. The representations and warranties set forth in this Section 3.2(c)(iii) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

[1]	Note to Draft: Schedules I and IV are under review in connection with the new structure.

(iv) Yankees Merger Sub has all requisite limited liability company power and authority and has taken all action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Yankees Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Yankees Merger Sub and constitutes a valid and binding agreement of Yankees Merger Sub enforceable against it in accordance with its terms, subject, as to enforcement, to the Bankruptcy and Equity Exception. Parent, the sole member of Yankees Merger Sub, has approved and authorized this Agreement, the Yankees Merger and the other transactions contemplated hereby. The representations and warranties set forth in this Section 3.2(c)(iv) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(d) Takeover Statutes. As of the Braves Effective Times, no Takeover Statute or any anti-takeover provision in the Organizational Documents of Braves will be applicable to the Parent Shares or the Yankees Merger or the other transactions contemplated by this Agreement.

(e) No Conflicts. (i) (x) Neither the execution and delivery by Braves of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation of the Braves Merger and the other transactions herein contemplated will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Braves or any of its Subsidiaries (with or without the giving of notice or the lapse of time) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract, or result in any change in the rights or obligations of any party under any Contract, in each case to which Braves or any of its Subsidiaries is a party or by which Braves or any of its Subsidiaries or any of their respective assets is bound, (y) nor, assuming that the Braves Requisite Vote has been received and all consents, approvals, authorizations and other actions described in Section 3.2(f) have been obtained, all filings and notifications described in Section 3.2(f) have been made and any applicable waiting period has expired or been terminated, will such execution and delivery, compliance, performance or consummation result in any breach or violation of, or a default under, the provisions of the Organizational Documents of Braves or any of its Subsidiaries, or any Law applicable to it, except (in each of clauses (x) and (y), as applicable) for such conflicts, breaches, violations, defaults, payments, accelerations, creations or changes that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Braves Group. The representations and warranties set forth in this Section 3.2(e)(i) shall apply with respect to the Amended and Restated Agreement and shall be made as of the Execution Date.

(ii) Neither the execution and delivery by Parent, Braves Merger Sub or Yankees Merger Sub of this Agreement, the compliance by it with the provisions of and performance by it of its obligations under this Agreement, nor the consummation of the Mergers shall result in any breach or violation of, or a default under, the provisions of Parent’s, Braves Merger Sub’s or Yankees Merger Sub’s Organizational Documents, except for such breaches, violations or defaults that, individually or in the aggregate, have not had and are not reasonably expected to have, a Material Adverse Effect on the Braves Group.

(f) Governmental Approvals and Consents. Other than (i) the Competition Approvals, including those set forth on Schedule I hereto, (ii) the approvals, non-disapprovals, non-objections and consents to be obtained from the SEC or any other Governmental Entity and set forth on Schedule IV hereto, (iii) the approvals and consents to be obtained by Yankees pursuant to Section 3.1(f), (iv) the filing of the Braves Certificate of Merger and the Yankees Certificate of Merger and (v) as required in order to comply with state securities, takeover and “blue sky” laws, no authorizations, consents, approvals, orders, permits, licenses, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Braves or any of its Subsidiaries with, or obtained by Braves or any of its Subsidiaries from, any Governmental Entity in connection with the execution and delivery by Braves of this Agreement, the performance by Braves of its obligations hereunder and the consummation of the transactions contemplated hereby. Braves does not own, directly or indirectly, any voting interest in any Person that requires any additional filing by Yankees under the HSR Act or any other merger control or competition law or other Law or regulation including but not limited to financial services or markets regulation. The representations and warranties in this Section 3.2(f) insofar as they apply to the Braves Merger shall be made as of the Execution Date.

(g) Reports; Financial Statements.

(i) The Braves Reports were filed in a timely manner and in compliance in all material respects with all applicable Laws and other requirements applicable thereto. As of their respective dates (or if amended prior to the date hereof, as of the date of such amendment), the Braves Reports complied in all material respects with requirements under applicable Law regarding the accuracy and completeness of the disclosures contained therein.

(ii) The consolidated balance sheet (including the related notes and schedules) included in the audited consolidated financial statements of Braves for the fiscal year ended December 31, 2011 (the “Braves Financial Statements”) fairly presents the consolidated financial position of Braves and its Subsidiaries as of its date, and the consolidated statements of income, equity, and cash flows and of changes in financial position included in the Braves Financial Statements (including any related notes and schedules) fairly present the results of operations, equity, cash flows and changes in financial position, as the case may be, of Braves and its Subsidiaries for the periods set forth therein, in each case in conformity with GAAP consistently applied during the periods involved, except as may be noted therein.

(iii) Braves is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) the applicable listing and corporate governance rules and regulations of the Yankees. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Braves nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Braves.

(iv) The disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Braves, as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Braves in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Braves by others within Braves to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Braves has evaluated the effectiveness of its respective disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Braves Report that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (A) to the knowledge of Braves, Braves had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the ability of Braves to record, process, summarize and report financial information and (B) Braves has no knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Braves’s internal control over financial reporting.

(v) No attorney representing Braves or any of its Subsidiaries, whether or not employed by Braves or any of its Subsidiaries, has reported to the chief legal counsel or chief executive officer of Braves evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Braves or any of its Subsidiaries or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(vi) Since January 1, 2009, to the knowledge of Braves, no employee of Braves or any of its Subsidiaries has provided or is providing information to any law enforcement agency or other Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by Braves or any of its Subsidiaries.

(vii) To the knowledge of Braves, none of the Braves Reports (other than confidential treatment requests) is the subject of ongoing SEC review. To the extent not available on EDGAR, Braves has made available to Yankees true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2009 through the date of this Agreement relating to the Braves Reports and all written responses of Braves thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Braves Reports other than confidential treatment requests. To the knowledge of Braves, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Braves.

(h) Absence of Certain Changes. Since December 31, 2011, (i) Braves and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and (ii) there has not been any effect, event, development, change or occurrence that, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Braves Group.

(i) Compliance.

(i) Neither Braves nor any of its Subsidiaries is in conflict with, or in default or violation of, (A) any Laws of any Governmental Entity or (B) any Contract to which Braves or any of its Subsidiaries is a party or by which Braves or any of its Subsidiaries or any of their respective properties is bound or affected, except in each of clauses (A) and (B), for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Braves Group. Each of Braves and its Subsidiaries has all Permits of all Governmental Entities necessary to conduct its business as presently conducted, except where the failure to have such Permits, individually or in the aggregate, has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group.

(ii) Except in each case as was not, individually or in the aggregate, and is not reasonably expected to be material to the Braves Group: neither Braves nor any of its Subsidiaries nor, to the knowledge of Braves, any other Person associated with or acting on behalf of Braves or any of its Subsidiaries, including, any director, officer, agent, employee or affiliate of Braves or any of its Subsidiaries has (A) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action, (B) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment, (D) violated or is in violation of any provision of (I) the FCPA, (II) the UK Bribery Act or (III) any other Law that prohibits corruption or bribery, and in each case, Braves has instituted and maintains policies and procedures designed to ensure compliance therewith, or (E) has been investigated by a Governmental Entity, or been the subject of any allegations, with respect to conduct within the scope of clauses (A) through (D) above.

(j) Litigation and Liabilities. There are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Braves, threatened against Braves, any of its Subsidiaries or any of their respective directors or officers in their capacity as such or (ii) except as disclosed in the Braves Financial Statements, obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, including those relating to, or any other facts or circumstances of which, to the knowledge of Braves, could result in any claims against, or obligations or liabilities of, Braves or any of its Affiliates, except, in case of either clause (i) or (ii), for those that, individually or in the aggregate, have not had and are not reasonably expected to have a Material Adverse Effect on the Braves Group.

(k) Employee Benefits.

(i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of Braves and its Subsidiaries and current or former directors of Braves and its Subsidiaries, including deferred compensation, pension plans, equity option, equity purchase, equity appreciation rights, equity based incentive and bonus plans (the “Braves Benefit Plans”), are operated and established in substantial compliance with their terms and all applicable Laws. All Braves Benefit Plans intended to qualify for special tax treatment meet all requirements for such treatment, and all Braves Benefit Plans required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions.

(ii) Each Braves Stock Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Braves Stock Plan pursuant to which it was issued, and (B) has an exercise price per Braves Share equal to or greater than the fair market value of an Braves Share on the date of such grant, (C) has a grant date identical to the date on which Braves’s board of directors or the compensation committee of the board of directors of Braves, as applicable, actually awarded such Braves Stock Option, and (D) qualifies for the Tax and accounting treatment afforded to such Braves Stock Option in Braves’s Tax returns and the Braves Reports, respectively.

(l) Tax Matters.

(i) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Braves Group: (A) all Tax Returns that are required to be filed by or with respect to Braves or any of its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true and complete; (B) Braves and its Subsidiaries have paid all Taxes required to be paid by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party, except with respect to matters for which adequate reserves have been established in accordance with GAAP in the most recent Braves annual financial statement, as adjusted for operations in the ordinary course of business since the last date which is covered by such statements; (C) there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes or Tax Return of Braves or any of its Subsidiaries; (D) the Tax Returns of Braves and each of its Subsidiaries have been examined by the applicable Tax Authority (or the applicable statutes of limitations for the assessment of income Taxes for such periods have expired) for all periods through and including December 31, 2008, and no deficiencies were asserted as a result of such examinations which have not been resolved and fully paid or accrued as a liability on the financial statements contained in the most recent Braves Reports; (E) neither Braves nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; (F) neither Braves nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or non-U.S. law) in the two (2) years prior to the date of this Agreement; (G) neither Braves nor any of its Subsidiaries has any liability for Taxes of any Person (other than Braves or any of its Subsidiaries) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as transferee or successor, by contract or otherwise; (H) there are no liens for Taxes upon any property or assets of Braves or any of its Subsidiaries, except for liens for Taxes not yet due and payable or for which adequate reserves have been provided in accordance with GAAP in the most recent Braves annual financial statement; (I) no private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to Braves or any of its Subsidiaries for any taxable year for which the statute of limitations has not expired; and (J) any stamp, registration, capital or transfer Tax payable in respect of the acquisition of any asset or in respect of the issue of any instrument by Braves or any of its Subsidiaries has been paid in full in a timely manner.

(ii) As of the Execution Date, neither Braves nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would prevent or impede, or would reasonably be expected to prevent or impede, (A) the Yankees Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, (B) the Braves Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (C) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code.

(m) Material Contracts. Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, neither Braves, nor any of its Subsidiaries, is in breach of or default under the terms of any Material Contract, and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Material Contract. To the knowledge of Braves, no other party to any Material Contract is in breach of or default under the terms of any such Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Braves Group. Except as has not had and is not reasonably expected to have a Material Adverse Effect on the Braves Group, each Material Contract is a valid and binding obligation of Braves or any of its Subsidiaries which is party thereto and, to the knowledge of Braves, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Bankruptcy and Equity Exception.

(n) Intellectual Property.

(i) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, (A) Braves and/or at least one of its Subsidiaries exclusively owns, is licensed to use or otherwise possesses sufficient and legally enforceable rights to use all Intellectual Property which is owned by or necessary to the operation of the business of Braves and its Subsidiaries as currently conducted (the “Braves Intellectual Property”) and (B) the consummation of the transactions contemplated by this Agreement will not alter or impair such rights.

(ii) Except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, to the knowledge of Braves, the conduct of the business of Braves as currently conducted does not infringe upon any Intellectual Property rights or any other proprietary right of any Person. To the knowledge of Braves, there is no unauthorized use, infringement or misappropriation and other violation of Braves Intellectual Property by any Person, including any employee of Braves or any of its Subsidiaries, except as would not reasonably be likely to have a Material Adverse Effect on the Braves Group.

(iii) To the knowledge of Braves and except as has not had or is not reasonably expected to have a Material Adverse Effect on the Braves Group, the IT Assets of Braves operate and perform in all material respects in accordance with their documentation and functional specifications, to the extent available, or as otherwise required by Braves and its Subsidiaries in connection with the business of Braves and its Subsidiaries as currently conducted.

(o) Available Funds. Parent will have at the Closing funds sufficient to (i) pay the cash portion of the Yankees Merger Consideration, (ii) pay any and all fees and expenses required to be paid by Parent and/or Braves in connection with the transactions contemplated by this Agreement and (iii) satisfy all of the other payment obligations of Parent and/or Braves contemplated hereunder. In no event shall the receipt or availability of any funds or financing by Parent, Braves or any of their Affiliate or any other financing transactions be a condition to any of Braves’s or Parent’s obligations hereunder.

(p) Brokers. Except for BMO Capital Markets, Broadhaven Capital Partners, J.P. Morgan Securities LLC, Lazard Frères & Co. LLC, Morgan Stanley & Co. LLC, SG Americas Securities, LLC and Wells Fargo Securities, LLC, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Braves or any of its Subsidiaries.

(q) No Additional Representations. Braves and Parent acknowledge that Yankees makes no representation or warranty as to any matter whatsoever except as expressly set forth in Section 3.1 or in any certificate delivered by Yankees to Braves and/or Parent in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that Yankees makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Braves and/or Parent (or any of its respective Affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Yankees or any of its Subsidiaries or (ii) the future business and operations of Yankees or any of its Subsidiaries, and Braves and Parent has not relied on such information or any other representation or warranty not set forth in Section 3.1. The representations and warranties of Braves set forth in this Section 3.2(q) shall apply mutatis mutandis with respect to the Original Merger Agreement and the Amended and Restated Agreement and with respect to the Original Merger Agreement shall be made as of the Original Execution Date and with respect to the Amended and Restated Agreement shall be made as of the Execution Date.

ARTICLE IV

COVENANTS

Section 4.1 Interim Operations. (a) Yankees covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Yankees Effective Time or the termination of this Agreement in accordance with its terms, unless Braves shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or except as otherwise set forth in Section 4.1(a) of the Yankees Disclosure Letter:

(i) the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with past practice;

(ii) (A) it shall not issue, sell, pledge, dispose of or encumber any capital stock owned by it in any of its Subsidiaries; (B) it shall not amend its certificate of incorporation or bylaws; (C) it shall not split, combine or reclassify its outstanding shares of capital stock; (D) it shall not declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any capital stock other than the quarterly dividends payable by Yankees (in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of such dividend to be consistent with past practice) or, subject to Section 4.1(a)(viii) of the Yankees Disclosure Letter, dividends payable by its direct or indirect wholly owned Subsidiaries to it or another of its direct or indirectly wholly owned Subsidiaries; and (E) it shall not repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any interests or shares of its capital stock, as applicable, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

(iii) neither it nor any of its Subsidiaries shall (A) issue, sell, pledge, dispose of or encumber (w) any shares of, or (x) securities payable in, convertible into or exchangeable or exercisable for, or (y) options, warrants, calls, commitments or rights of any kind to acquire, capital stock of any class, as appropriate, or (z) any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with its stockholders on any matter or any other property or assets other than Yankees Shares issuable pursuant to stock-based awards outstanding on or awarded prior to the date hereof under the Yankees Stock Plans; (B) (1) increase the amount of net indebtedness for borrowed money, including any guarantee of such indebtedness, by $100,000,000 in excess of the net indebtedness set forth in the Yankees Financial Statement as of December 31, 2012 (it being understood that net indebtedness shall be calculated as the amount of debt less the sum of the amount of cash and marketable securities, in each case, set forth in the Yankees Financial Statements as of December 31, 2012; it being further understood that notwithstanding the amount set forth in such Yankees Financial Statements, the non-U.S. dollar-denominated portion of such calculation shall be determined using the exchange rates in effect as of the date hereof without regard to any subsequent changes in such rates) or (2) incur any additional indebtedness for borrowed money with a tenor of greater than 90 days, including any guarantee of such indebtedness; or (C) make or authorize or commit for any capital expenditures, except for in accordance with the 2013 capital expenditure target for

Yankees that has been provided to Braves prior to the date of this Agreement or such other capital expenditures targets as may be agreed by Yankees and Braves (provided that (1) Yankees shall be permitted to make or authorize or commit for any capital expenditures in an amount that is between 75% and 110% of its capital expenditure target and (2) if the Yankees Effective Time shall not have occurred on or prior to December 31, 2013, then, for purposes of this Section 4.1(a)(iii), Yankees’s capital expenditure target will be adjusted upwards to take into account the number of days between December 31, 2013 and the Yankees Effective Time and assuming that the 2014 capital expenditure target shall be equal to the 2013 capital expenditure target);

(iv) except as required pursuant to existing written, binding agreements in effect prior to the date hereof and set forth in Section 4.1(a)(iv) of the Yankees Disclosure Letter, or as otherwise required by applicable Law, neither Yankees nor any of its Subsidiaries shall (A) grant or provide any severance or termination payments or benefits to any director, officer or employee of Yankees or any of its Subsidiaries, (B) increase in any manner the compensation, bonus, pension, welfare, fringe, severance or other benefits of, pay any bonus to, or make any new equity awards to any current or former director, officer, employee or consultant of Yankees or any of its Subsidiaries (other than increases in base salary in the ordinary course of business for employees who are not officers), (C) become a party to, establish, adopt, commence participation in, amend or terminate any stock option plan or other stock-based compensation plan, or any compensation, severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former directors, officers, employees or consultants of Yankees or its Subsidiaries (or newly hired employees) or amend the terms of any outstanding equity-based awards, (D) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Benefit Plan, to the extent not already provided in any such Benefit Plan, (E) enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (F) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (G) terminate without cause the employment of any member of the management committee of Yankees, or (H) forgive any loans or issue any loans to directors, officers or employees of Yankees or any of its Subsidiaries;

(v) neither Yankees nor any of its Subsidiaries shall lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose (whether by way of merger, consolidation, sale of stock or assets, or otherwise) of any material portion of its assets, including the capital stock of Subsidiaries (it being understood that the foregoing shall not prohibit the sale of inventory in the ordinary course of business), except for dispositions of assets that in total have an aggregate fair market value of less than $50,000,000;

(vi) neither Yankees nor any of its Subsidiaries shall (A) acquire or invest in or agree to acquire or invest in (whether by merger, consolidation, purchase or otherwise) any Person or assets, in which the expected gross expenditures and commitments (including the amount of any indebtedness assumed) (1) for all such acquisitions exceeds, in the aggregate, $50,000,000 or (2) is reasonably likely, individually or in the aggregate, to delay the satisfaction of the conditions set forth in Article V hereof or prevent the satisfaction of such conditions or (B) enter into any joint venture, partnership or similar agreement with any Person;

(vii) subject to Section 4.13, neither Yankees nor any of its Subsidiaries shall (A) settle or compromise any material claims or litigation if such settlement or compromise would involve, individually or together with all such other settlements or compromises, the payment of money by Yankees or its Subsidiaries of $60,000,000 (provided that Yankees shall consult in good faith with respect to any such proposed settlement or compromise individually in excess of $20,000,000) or more or would involve any admission of material wrongdoing or any material conduct requirement or restriction by Yankees or its Subsidiaries, (B) modify, amend or terminate in any material respect any of its Material Contracts or waive, release or assign any material rights or claims thereunder in excess of $10,000,000 individually or in the aggregate or (C) enter into any new clearing services agreement or arrangement or modify or amend in any material respect any existing clearing services agreement or arrangement to extend the term or to increase the commitments of Yankees or any of its subsidiaries thereunder;

(viii) except to the extent otherwise required by Law, neither Yankees nor any of its Subsidiaries shall (A) make or change any Tax election, change any method of Tax accounting, file any amended Tax Return, or settle or compromise any audit or proceeding relating to Taxes, in each case, if such action would reasonably be expected to have an adverse effect on Yankees and its Subsidiaries that is material, (B) take any action specified in Section 4.1(a)(viii)(B) of the Yankees Disclosure Letter or (C) permit any material insurance policy naming it as a beneficiary or loss-payable payee to be cancelled or terminated except in the ordinary and usual course of business;

(ix) neither Yankees nor any of its Subsidiaries shall permit any change in its financial accounting principles, policies or practice (including any of its practices with respect to accounts receivable or accounts payable), except to the extent that any such changes in financial accounting principles, policies or practices shall be required by changes in GAAP;

(x) neither Yankees nor any of its Subsidiaries shall enter into any Contract that includes a “non-compete,” exclusivity or similar provision that would materially restrict the business of Braves, Parent or any of their Subsidiaries (including Yankees and its Subsidiaries) following the Yankees Effective Time;

(xi) except as permitted pursuant to Section 4.1(a)(iv), neither Yankees nor any of its Subsidiaries shall enter into any Contract between itself, on the one hand, and any of its employees, officers or directors, on the other hand;

(xii) neither Yankees nor any of its Subsidiaries shall knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede (A) either of the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (B) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code;

(xiii) neither Yankees nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Section 4.1(a)(i) through Section 4.1(a)(xii) if Yankees would be prohibited by the terms of Section 4.1(a)(i) through Section 4.1(a)(xii) from doing the foregoing; and

(xiv) it shall not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder.

(b) Braves covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the Yankees Effective Time or the termination of this Agreement in accordance with its terms, unless Yankees shall otherwise approve in writing, and except as otherwise expressly contemplated by this Agreement or except as otherwise set forth in Section 4.1(a) of the Braves Disclosure Letter:

(i) it shall not (A) split, combine or reclassify its outstanding shares of capital stock, (B) declare, set aside or pay any type of dividend, whether payable in cash, stock or property, in respect of any of its capital stock, and (C) directly or indirectly repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase or otherwise acquire, any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock, if such repurchase or acquisition is at a price above the then market value;

(ii) it shall not issue, sell, dispose of or grant, or authorize the issuance, sale, disposition or grant of, any shares of any class of its capital stock except (A) for fair market value or (B) upon the vesting of restricted stock units or the exercise of options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock which were issued with an exercise or conversion price of not less than the market price at the time of issuance; provided, however, that the foregoing shall not prohibit issuances of common stock, restricted stock units, options or rights as part of normal employee compensation in the ordinary course of business; and provided, further, that this clause (B) shall not prohibit the issuance of capital stock, restricted stock units, options, warrants, convertible securities or other rights in connection with any equity financing contemplated by Braves or Parent in connection with the transactions contemplated by this Agreement;

(iii) it shall not fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(iv) neither it nor any of its Subsidiaries shall knowingly take or omit to take any action if such action or failure to act would be reasonably likely to prevent or impede (A) either of the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code, or (B) with respect to the Alternative Transaction, the Mergers, taken together, from qualifying as a transaction described in Section 351 of the Code;

(v) neither it nor any of its Subsidiaries shall acquire (other than with respect to any agreements entered into prior to the date of this Agreement) or agree to acquire (whether by merger, consolidation, purchase or otherwise, which have been previously publically disclosed or provided to Yankees) any Person or assets that is reasonably likely, individually or in the aggregate, to delay in any material respects the satisfaction of the conditions set forth in Article V hereof or prevent the satisfaction of such conditions; and

(vi) neither it nor any of its Subsidiaries will authorize or enter into an agreement to do any of the foregoing set forth in Section 4.1(b)(i) through Section 4.1(b)(v) if it would be prohibited by the terms of Section 4.1(b)(i) through Section 4.1(b)(v) from doing the foregoing.

Section 4.2 Acquisition Proposals.

(a) Without limiting any of such other Party’s other obligations under this Agreement, each of Yankees and Braves agrees that, from and after the date hereof until the earlier of the Closing and the termination of this Agreement in accordance with its terms, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ employees, agents and representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by way of furnishing information), facilitate, or induce any inquiries or the making, submission or announcement of, any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) subject to Section 4.2(c), have any discussion with any Person relating to an Acquisition Proposal, or engage in any negotiations concerning an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal, (iii) subject to Section 4.2(d), provide any confidential information or data to any Person in relation to an Acquisition Proposal, (iv) subject to Section 4.2(d), approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (v) subject to Section 4.2(d), approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, business combination agreement, option agreement or other similar agreement related to any Acquisition Proposal (any of the preceding in this clause (v), an “Alternative Acquisition Agreement”) or propose publicly or agree to do any of the foregoing related to any Acquisition Proposal.

An “Acquisition Proposal” for Yankees or Braves means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of Yankees or Braves, as applicable, or any of its Subsidiaries that constitutes 15% or more of the consolidated gross revenue or consolidated gross assets of Yankees or Braves, as applicable, and its Subsidiaries, taken as a whole (such Subsidiary, a “Major Subsidiary”); (ii) any direct or indirect acquisition or purchase of (A) 15% or more of any class of equity securities or voting power or 15% or more of the consolidated gross assets or revenues of Yankees or Braves, as applicable, or (B) 15% or more of any class of equity securities or voting power of any of its Major Subsidiaries; (iii) any tender offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity securities or voting power of Yankees or Braves, as applicable; or (iv) any merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Yankees or Braves, as applicable, or any Major Subsidiary of Yankees or Braves, as applicable, but with the exception of intragroup reorganizations.

(b) Each of Yankees and Braves shall, and shall cause their and their respective Subsidiaries’ officers and directors to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives to, cease immediately any discussions or negotiations, if any, with any Person (other than Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub, as the case may be, and their respective Representatives) conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall promptly request that any Person with whom such discussions or negotiations have occurred since February 2, 2012 and is in possession of confidential information about it or its Subsidiaries that was furnished by or on behalf of it return or destroy all such information in accordance with the terms of the confidentiality agreement with such Person.

(c) Within two (2) Business Days after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that a Party reasonably believes could lead to an Acquisition Proposal, such Party shall provide the other Party with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person making any such Acquisition Proposal, request or inquiry. Thereafter, the Party in receipt of such Acquisition Proposal shall provide the other Party, as promptly as practicable, with oral and written notice setting forth all such information as is reasonably necessary to keep such Party informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry.

(d) Notwithstanding anything in this Agreement to the contrary, Yankees and Braves and the Yankees Board and Braves Board shall be permitted, in the case of Yankees, prior to the receipt by Yankees of the Yankees Requisite Vote or, in the case of Braves, prior to the receipt by Braves of the Braves Requisite Vote, (A) after complying with Section 4.2(e), to (I) in the case of Yankees, determine either to make no recommendation for the Yankees Merger, or to withdraw, modify or qualify its recommendation for the Yankees Merger in a manner that is adverse to either Braves, Parent or Merger Subs (a “Change in Yankees Recommendation”) and (II) in the case of Braves, determine either to make no recommendation for the Braves Merger or the Braves Merger-Related Proposals, or to withdraw, modify or qualify its recommendation for the Braves Merger or the Braves Merger-Related Proposals in a manner that is adverse to Yankees (a “Change in Braves Recommendation”), or (B) engage in any discussions or negotiations with, or provide any information or data to, any Person in response to an unsolicited bona fide written Acquisition Proposal by any such Person, if and only to the extent that, (i) in the case of clause (A) above, (x) if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is made in response to an Acquisition Proposal, then such Acquisition Proposal shall have been an unsolicited bona fide written Acquisition Proposal from a third party that the Yankees Board or Braves Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and financial advisors) constitutes a Superior Proposal or (y) if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is not made in response to an Acquisition Proposal, then if such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, is in response to, or as a result of, an event, development, occurrence, or change in circumstances or facts, occurring or arising after the date of this Agreement, which event, development, occurrence, or circumstances or facts did not exist or were not actually known, appreciated or understood by the Yankees Board or the Braves Board, as applicable, as of the date of this Agreement and the Yankees Board or Braves Board, as applicable, after consultation with its outside legal counsel, determines in good faith that the failure to make such Change in Yankees Recommendation or Change in Braves Recommendation, as applicable, would be inconsistent with its fiduciary duties under applicable Law (with respect to Yankees, such a Change in Yankees Recommendation, a “Yankees Intervening Event Change in Recommendation,” and with respect to Braves, such a Change in Braves Recommendation, a “Braves Intervening Event Change of Recommendation”); provided, however, that no event, development, occurrence or change in circumstances or facts that is reasonably foreseeable, or arising from any action or omission by any member of the Yankees Group or the Braves Group that is required to be taken or omitted by this Agreement, including any action taken or omission made with respect to the obtaining of the necessary consents and approvals required pursuant to Sections 5.1(c) and 5.1(f) may give rise to a Change in Yankees Recommendation or Change in Braves Recommendation, as applicable; and (ii) in the case of clause (B) above, (1) the Yankees Board or Braves Board, as applicable, concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (2) prior to providing any information or data to any Person in connection with an Acquisition Proposal by any such Person, the Yankees Board or Braves Board, as applicable, receives from such Person an executed confidentiality agreement with confidentiality terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement, and (3) Yankees or Braves, as applicable, is not then in material breach of its obligations under this Section 4.2 related to such Acquisition Proposal.

(e) Prior to any Change in Yankees Recommendation, Yankees shall provide Braves with a written notice (the “Yankees Change in Recommendation Notice”) of Yankees’s intention to make a Change in Yankees Recommendation at least five (5) Business Days prior to taking such action, and, in the case of any Change in Yankees Recommendation in connection with an Acquisition Proposal, Yankees shall negotiate in good faith during such five (5) Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Braves, and Yankees shall consider any such modifications agreed to by Braves in determining whether such Acquisition Proposal still constitutes a Superior Proposal after such five (5) Business Day period; provided, however, that, in the event of any amendment to the financial or other material terms of such Superior Proposal, Yankees shall be required to deliver to Braves a new written notice, and the negotiation period shall be extended by an additional three (3) Business Days from the date of Braves’s receipt of such new written notice. Prior to any Change in Braves Recommendation, Braves shall provide Yankees with a written notice (the “Braves Change in Recommendation Notice”) of Braves’s intention to make a Change in Braves Recommendation at least five (5) Business Days prior to taking such action, and, in the case of any Change in Braves Recommendation in connection with an Acquisition Proposal, Braves shall negotiate in good faith during such five (5) Business Day period with respect to any modifications to the terms of the transaction contemplated by this Agreement that are proposed by Yankees, and Braves shall consider any such modifications agreed to by Yankees in determining whether such Acquisition Proposal still constitutes a Superior Proposal after such five (5) Business Day period; provided, however, that, in the event of any amendment to the financial or other material terms of such Superior Proposal, Braves shall be required to deliver to Yankees a new written notice, and the negotiation period shall be extended by an additional three (3) Business Days from the date of Yankees’s receipt of such new written notice.

(f) In the event that a third party who has previously made an Acquisition Proposal that the Yankees Board or Braves Board, as applicable, has determined in accordance with this Section 4.2 is a Superior Proposal subsequently modifies or amends any material term of such Superior Proposal, then the applicable Party shall notify the other Party in writing of such modified Acquisition Proposal and shall again be subject to the provisions of Section 4.2(d) and Section 4.2(e) in all respects (including the obligation to deliver a new Yankees Change in Recommendation Notice or Braves Change in Recommendation Notice, as applicable, and negotiate in good faith with Braves, or Yankees, as applicable; provided that references to “five (5) Business Days” or “five (5) Business Day period” shall thereafter be references to “three (3) Business Days” or “three (3) Business Day period”).

(g) Except as ordered by a court of competent jurisdiction or by stockholder action, Yankees and Braves each agrees that it will, and will cause its senior officers, directors and representatives and its Subsidiaries and such Subsidiaries’ senior officers, directors and representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations existing as of the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. Yankees and Braves each agrees that it will use reasonable best efforts to promptly inform its directors, officers, agents and representatives of the obligations undertaken in this Section 4.2. Nothing in this Section 4.2 shall (x) permit Yankees or Braves to terminate this Agreement (except as specifically provided in Article VI hereof) or (y) affect any other obligation of Yankees or Braves under this Agreement, except as otherwise expressly set forth in this Agreement. Unless this Agreement shall have been earlier terminated and except as ordered by a court of competent jurisdiction or by stockholder action, none of Yankees or Braves shall submit to the vote of its stockholders any Acquisition Proposal (other than the Merger).

(h) Nothing in this Section 4.2 shall prohibit the Yankees Board or Braves Board, as the case may be, from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A if the Yankees Board or the Braves Board, as the case may be, determines in good faith, after consultation with outside counsel, that failure to so disclose such position would be inconsistent with its obligations under applicable law; provided, however, that the Yankees Board shall not make a Change in Yankees Recommendation and the Braves Board shall not make a Change in Braves Recommendation except, in each case, in accordance with Section 4.2(d) and Section 4.2(e).

“Superior Proposal” means, a bona fide written Acquisition Proposal obtained not in breach of this Section 4.2 for or in respect of, in the case of Yankees, 100% of the outstanding Yankees Shares or 100% of the assets of Yankees and its Subsidiaries, or, in the case of Braves, 100% of the Braves Shares or 100% of assets of Braves and its Subsidiaries, in each case on a consolidated basis, on terms that the Yankees Board or Braves Board, as applicable, in good faith concludes (following receipt of the advice of its financial advisors and outside legal counsel), taking into account, among other things, all legal, financial, regulatory, timing, the likelihood of completing such Acquisition Proposal compared to the Mergers (taking into account the extent to which the financial terms of such Acquisition Proposal exceed the financial terms of the Mergers) and other aspects of the Acquisition Proposal or offer and this Agreement, and taking into account any improved terms that a Party may have offered pursuant to this Section 4.2 deemed relevant by the Yankees Board or Braves Board, as applicable (including conditions to and expected timing and risks of consummation and the ability of the party making such proposal to obtain financing for such Acquisition Proposal), are more favorable to the stockholders of Yankees or Braves, as applicable, than the transactions contemplated by this Agreement (after taking into account any such improved terms).

Section 4.3 Stockholders Meetings.

(a) Yankees shall take, in accordance with applicable Law and the Yankees Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Yankees Stockholders Meeting”) as promptly as reasonably practicable after the Registration Statement is declared effective. Notwithstanding the foregoing, (i) if on the date the Yankees Stockholders Meeting is scheduled, Yankees has not received proxies representing a sufficient number of Yankees Shares to obtain the Yankees Requisite Vote, Yankees shall have the right to make one or more postponements or adjournments of the Yankees Stockholders Meeting; provided that the Yankees Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Yankees Stockholders Meeting was originally scheduled to be held and (ii) Yankees may postpone or adjourn the Yankees Stockholders Meeting if Yankees has provided a written notice to Braves pursuant to Section 4.2(e) that it intends to make a Change in Yankees Recommendation in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 4.2(e) with respect to such notice or subsequent notices if the Acquisition Proposal is modified during such five (5) Business Day period. Subject to Section 6.2, Section 4.2(d) and Section 4.2(e), the Yankees Board shall recommend adoption of this Agreement, shall include the Yankees Recommendation in the Registration Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement. In the event that on or subsequent to the date of this Agreement and prior to the Yankees Stockholders Meeting (including any postponement or adjournment thereof) the Yankees Board determines to make a Change in Yankees Recommendation, which Change in Yankees Recommendation shall be made only in accordance with Section 4.2(d) and Section 4.2(e), then Braves shall have a right to terminate this Agreement in accordance with Section 6.4(a). Any Change in Yankees Recommendation shall not limit or modify the obligation of Yankees to present this Agreement for adoption at the Yankees Stockholders Meeting as promptly as reasonably practicable after the Registration Statement is declared effective, and, if this Agreement is not otherwise terminated by either Yankees or Braves in accordance with the terms hereof, this Agreement shall be submitted to the stockholders of Yankees at the Yankees Stockholders Meeting for the purpose of voting on adopting this Agreement.

(b) Braves shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to call, give notice of, convene and hold a meeting of its stockholders (the “Braves Stockholders Meeting”) as promptly as practicable after the Registration Statement is declared effective. Notwithstanding the foregoing, (i) if on the date the Braves Stockholders Meeting is scheduled, Braves has not received proxies representing a sufficient number of shares of its common stock to obtain the Braves Requisite Vote, Braves shall have the right to make one or more postponements or adjournments of such stockholders meeting; provided that such stockholders meeting is not postponed or adjourned to a date that is more than 30 days after the date for which such stockholders meeting was originally scheduled to be held and (ii) Braves may postpone or adjourn the Braves Stockholders Meeting if Braves has provided a written notice to Yankees pursuant to Section 4.2(e) that it intends to make a Change in Braves Recommendation in connection with a Superior Proposal, until a date that is five (5) Business Days after the deadline contemplated by Section 4.2(e) with respect to such notice or subsequent notices if the Acquisition Proposal is modified during such five (5) Business Day period. Subject to Section 6.2, Section 4.2(d) and Section 4.2(e), the Braves Board shall recommend the adoption of this Agreement and the approval of the Braves Merger-Related Proposals, shall include the Braves Recommendation in the Registration Statement and shall take all reasonable lawful action to solicit such adoption of this Agreement. In the event that on or subsequent to the date of this Agreement and prior to the Braves Stockholders Meeting (including any postponement or adjournment thereof) the Braves Board determines to make a Change in Braves Recommendation, which Change in Braves Recommendation shall be made only in accordance with Section 4.2(d) and Section 4.2(e), then Yankees shall have a right to terminate this Agreement in accordance with Section 6.3(a). Any Change in Braves Recommendation shall not limit or modify the obligation of Braves to present this Agreement for adoption and the Braves Merger-Related Proposals for approval at the Braves Stockholders Meeting as promptly as reasonably practicable after the Registration Statement is declared effective, and, if this Agreement is not otherwise terminated by either Yankees or Braves in accordance with the terms hereof, this Agreement and the Braves Merger-Related Proposals shall be submitted to the stockholders of Braves at the Braves Stockholders Meeting for the purpose of voting on adopting this Agreement and approving the Braves Merger-Related Proposals. Notwithstanding any other provision of this Agreement, the Parties shall cooperate and use reasonable best efforts to hold the Braves Stockholders Meeting and the Yankees Stockholders Meeting on the same day.

Section 4.4 Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a) Reasonable Best Efforts; Regulatory Filings. Yankees, Braves and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to consummate and make effective the Mergers and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, non-disapprovals, authorizations, licenses and other Permits (including all approvals, non-disapprovals, non-objections and consents to be obtained under the Competition Approvals, and from the SEC and other Governmental Entities) necessary or advisable to be obtained from any third party and/or any Governmental Entity (if any) in order to consummate the transactions contemplated by this Agreement; it being understood that, to the extent permissible by applicable Law, none of the Yankees Board, the Braves Board or the Parent Board shall take any action that could prevent the consummation of the Merger, except as otherwise permitted under this Agreement. Subject to applicable Law, contractual requirements and the instructions of any Governmental Entity, Yankees, Braves and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received or provided by Yankees, Braves or Parent, as the case may be, or any of their respective Subsidiaries, from or to any Governmental Entity with respect to such transactions. Each of Braves, Parent and Yankees will, and will cause its respective Affiliates to, cooperate with the other Party and provide such assistance as the other Party may reasonably request to promote the Merger and the other transactions contemplated by this Agreement and facilitate the Closing. Nothing in this Section 4.4 shall require, or be construed to require, Yankees, Braves or

Parent to agree to any condition to any consents, registrations, approvals, non-disapprovals, authorizations, licenses or other permits that are not conditioned on the consummation of the Merger and the other transactions contemplated by this Agreement.

(b) SEC Filings. In addition to any filings that may need to be filed pursuant to Section 4.4(a), as promptly as practicable after the Execution Date, Yankees and Braves shall prepare and file with the SEC a joint proxy statement relating to the adoption of this Agreement by Yankees stockholders and Braves Stockholders and Parent shall prepare and file (A) a registration statement on Form S-4 with the SEC to register the Parent Shares to be issued pursuant to the Yankees Merger and Braves Merger (together with any supplements or amendments thereto, collectively the filings of Yankees and Braves referred to in this Section 4.4(b), the “Registration Statement”) and (B) a listing application with the New York Stock Exchange. The Registration Statement shall include (i) a proxy statement/prospectus to be used for the Yankees Stockholders Meeting to approve the adoption of this Agreement and the Yankees Merger, (ii) a proxy statement to be used for the Braves Stockholders Meeting to approve the adoption of this Agreement and the Braves Merger and the approval of the Braves Merger-Related Proposals (the proxy statements/prospectuses referred to in clauses (i) and (ii) are referred to as the “Proxy Statement/Prospectus,” as applicable), (iii) the Yankees Recommendation and (iv) the Braves Recommendation. Each of Braves and Yankees shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”) as promptly as practicable after such filing.

(c) Prior Review of Certain Information. Subject to applicable Laws relating to the sharing of information and appropriate confidentiality safeguards, each Party shall have the right to review in advance, and to the extent practicable, each Party will consult the other Party in advance on any filing made with, written materials submitted to, or material oral communications with, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement, including any responses to comments from the SEC on the Registration Statement. Each Party shall provide the other Party with the opportunity to participate in any material meeting or oral communication with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby. Each Party shall keep the other Party apprised of all material discussions with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(d) Furnishing of Information. Yankees and Braves each shall, upon request by the other Party and subject to applicable Laws relating to the sharing of information and contractual requirements, furnish the other Party with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary, advisable or reasonably requested in connection with the Registration Statement or any other statement, filing, notice or application made by or on behalf of Yankees or Braves or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Mergers and the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Yankees shall assist in the preparation of the Registration Statement and the Proxy Statement/Prospectus by providing audited consolidated financial statements of Yankees for the 2009, 2010 and 2011 fiscal years and for any subsequent fiscal year ended at least 90 days prior to the Closing Date, and unaudited consolidated financial statements of Yankees for any interim quarterly or other period or periods of Yankees ended after the date of the most recent audited financial statements and at least 30 days prior to the Closing Date.

(e) Status Updates and Notice. Subject to applicable Law and the instructions of any Governmental Entity, Yankees and Braves each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications submitted or received by it or any of its Subsidiaries, to or from any third party and/or any Governmental Entity with respect to such transactions, including comments from the SEC or any request from the SEC for amendments or supplements to the Registration Statement. Yankees, Braves and Parent each shall give prompt notice to the other of any change that is reasonably expected to have a Material Adverse Effect on such Party.

Section 4.5 Takeover Statute.

(a) If any Takeover Statute or any anti-takeover or other provision or restriction on ownership in the Organizational Documents of Yankees (including Article V of the Certificate of Incorporation of Yankees and Section 10.12 of the Yankees Bylaws) is or may become applicable to the Yankees Merger or the other transactions contemplated by this Agreement, each of Yankees and the Yankees Board, as applicable, shall grant such approvals and take such actions as are necessary or reasonably advisable so that the Yankees Merger and the other transactions contemplated by this Agreement may be consummated as promptly as possible on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such statute, regulation or restriction on such transactions.

(b) If any Takeover Statute or any anti-takeover provision in the Organizational Documents of Braves is or may become applicable to either the Yankees Merger, the Braves Merger or the other transactions contemplated by this Agreement, each of Braves and the Braves Board, as applicable, shall grant such approvals and take such actions as are necessary or reasonably advisable so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as possible on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such statute or regulation on such transactions.

Section 4.6 Access. Subject to applicable Law relating to the sharing of information, upon reasonable notice, and except as may otherwise be required by applicable Law, each of Yankees and Braves shall (and each shall cause its Subsidiaries to) afford to the other Party’s officers, employees, counsel, accountants, consultants and other authorized representatives (“Representatives”) reasonable access, during normal business hours throughout the period prior to the Yankees Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as may reasonably be requested; provided, that no investigation pursuant to this Section 4.6 shall affect or be deemed to modify any representation or warranty made by any Party; and provided, further, that the foregoing shall not require either Yankees or Braves (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the disclosing Party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such disclosing Party shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of itself or any of its Subsidiaries, (iii) in the case of Yankees, (A) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Yankees or any of its Subsidiaries or any other regulatory activities conducted by Yankees or any of its Subsidiaries that the Chief Executive Officer of Yankees Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Braves, or (B) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Yankees Stock Exchange LLC or Yankees Arca, Inc. or any other regulatory activities that the Chief Executive Officer of Yankees Regulation, Inc. determines, in his or her sole discretion, is confidential and inappropriate to disclose to Braves, or (iv) in the case of Braves, (x) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries or any other regulatory activities conducted by Braves or any of its Subsidiaries, if Braves or any of its Subsidiaries determines, in its sole discretion, that such information is confidential and inappropriate to disclose to Yankees, or (y) to permit any inspection, or to disclose any information relating to any regulatory enforcement, investigations or inquiries conducted by Braves or any of its Subsidiaries, if Braves or any of its Subsidiaries determines, in its sole discretion, that such information is confidential and inappropriate to disclose to Yankees. All requests for information made pursuant to this Section 4.6 shall be directed to an executive officer of Yankees or Braves, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such Party. All such information shall be governed by the terms of the Confidentiality Agreement.

Section 4.7 Exchange Listing. Parent and Braves shall each use its reasonable best efforts to cause the Parent Shares to be issued in the Braves Merger and the Parent Shares attributable to the stock portion of the

Yankees Merger Consideration to be issued pursuant to the Yankees Merger and the Parent Shares to be reserved for issuance upon exercise or settlement of options to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, prior to the Closing Date.

Section 4.8 Publicity. The initial press release regarding this Agreement and the Mergers shall be a joint press release, and Yankees and Braves shall use their respective reasonable best efforts to develop a joint communications plan and each Party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with the other Party before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the Registration Statement, neither Yankees nor Braves shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the consent of the other Party, which consent shall not be unreasonably withheld or delayed.

Section 4.9 Expenses. Subject to Section 6.5, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such Expenses (including the registration and filing fees and the printing and mailing costs of the Registration Statement (it being understood that each of Yankees and Braves shall be responsible and bear the costs of printing and mailing the Proxy Statement/Prospectus to its respective stockholders)). As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby and thereby.

Section 4.10 Indemnification; Directors’ and Officers’ Insurance. From and after the Effective Time, Parent shall (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Yankees and its Subsidiaries (in all of their capacities) (A) to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Yankees pursuant to the Yankees Organizational Documents, Yankees Subsidiary Organizational Documents and indemnification agreements, if any, in existence on the date hereof with any directors, officers and employees of Yankees and its Subsidiaries and (B) without limitation to clause (A), to the fullest extent permitted by applicable law, in each case for acts or omissions occurring at or prior to the Yankees Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), (ii) include and cause to be maintained in effect in the Surviving Company’s (or any successor’s) certificate of formation and limited liability company agreement after the Yankees Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses which are, in the aggregate, no less advantageous to the intended beneficiaries than the corresponding provisions contained in the current Certificate of Incorporation and constitution of Yankees and (iii) cause to be maintained for a period of six years after the Yankees Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Yankees (provided that the Surviving Company (or any of its successors) may substitute therefor one or more policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that the Surviving Company shall not be required to expend in any one year an amount in excess of 250% of the annual premiums (such amount, as applicable to Yankees, the “Maximum Insurance Amount”) currently paid by Yankees for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount. The Surviving Company may, in lieu of maintaining the insurance described in clause (iii) of this Section 4.10, purchase a six-year “tail” prepaid policy on terms and conditions no less advantageous to the insured than the current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Yankees; provided that the amount paid by the Surviving Company shall not exceed six times the applicable Maximum Insurance Amount. The obligations of the Surviving Company under this Section 4.10 shall not be terminated or modified in such a manner as to adversely affect any indemnities to whom this Section 4.10 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 4.10 applies shall be third-party beneficiaries of this Section 4.10).

Section 4.11 Section 16 Matters. Prior to the Effective Times, Parent, Braves and Yankees shall take all such steps as may be required to cause any dispositions of Braves Shares or Yankees Shares (including derivative securities with respect to Braves Shares or Yankees Shares) or acquisitions of Parent Shares (including derivative securities with respect to Parent Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Braves and Parent or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 4.12 Employee Matters

(a) For the one-year period beginning at the Yankees Effective Time (the “Benefit Continuation Period”), Parent shall provide or cause to be provided to each individual who is employed as of the Yankees Effective Time by Yankees and its Subsidiaries and who remains employed by the Yankees Surviving Company and its Subsidiaries (such employees collectively, the “Affected Employees”) (i) base salary in an amount no less than the base salary provided to the Affected Employee immediately prior to the Yankees Effective Time, (ii) an annual bonus opportunity that is no less favorable than the annual bonus opportunity provided to the Affected Employee immediately prior to the Yankees Effective Time and (iii) other compensation and employee benefits that are no less favorable in the aggregate than those provided to the Affected Employee immediately prior to the Yankees Effective Time. Without limiting the generality of the foregoing, during the Benefit Continuation Period, Braves shall (x) provide or cause to be provided to each Affected Employee (A) who suffers a termination of employment by the Yankees Surviving Company or any of its Subsidiaries, severance benefits in amounts and on terms and conditions no less favorable in the aggregate to such Affected Employee than such Affected Employee would have received under the severance plans, programs, policies and arrangements applicable to such Affected Employee as of the date hereof and (B) defined contribution retirement plan benefits that are no less favorable than the defined contribution retirement plan benefits provided to Affected Employees on the date hereof, (y) maintain (or caused to be maintained) the same level of employer matching contributions as in effect on the date of this Agreement under the Company’s 401(k) investment savings plan and (z) maintain the Company’s Retirement Accumulation Plan employer contribution levels for existing participants. Notwithstanding the foregoing, the provisions of this Section 4.12(a) shall not apply with respect to Affected Employees whose employment is governed by a collective bargaining or similar agreement.

(b) With respect to any benefit plans in which any Affected Employees first become eligible to participate on or after the Yankees Effective Time, and in which such Affected Employees did not participate prior to the Yankees Effective Time (the “New Plans”), Parent shall, or shall cause its Subsidiaries (subject to applicable Law and applicable tax qualification requirements) to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Affected Employees and their eligible dependents under any New Plans in which such Affected Employees may be eligible to participate after the Yankees Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Benefit Plan; (ii) provide each Affected Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Yankees Effective Time under a Benefit Plan (to the same extent that such credit was given under the analogous Benefit Plan prior to the

Yankees Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans in which such Affected Employee may be eligible to participate after the Yankees Effective Time for the same plan year; and (iii) recognize all service of the Affected Employees with Yankees and their respective Affiliates for all purposes in any New Plan in which such employees may be eligible to participate after the Yankees Effective Time, to the extent such service is taken into account under the applicable New Plan (to the extent recognized under the corresponding Benefit Plan); provided that the foregoing shall not apply for purposes of vesting or eligibility for any plans which are frozen to new participants, benefit accrual under any defined benefit pension plans or to the extent it would result in duplication of benefits.

(c) Subject to Section 4.12(a), no provision of this Section 4.12 shall be construed as a limitation on the right of Braves and their Subsidiaries to amend or terminate any specific Benefit Plan that Yankees would otherwise have under the terms of such Benefit Plan nor shall any provision of this Section 4.12 be construed to require the continuation of the employment of any particular Affected Employee. The provisions of this Section 4.12 are solely for the benefit of the Parties, and no current or former director, officer, employee or independent contractor nor any other person shall be a third-party beneficiary of this Section 4.12, and nothing herein shall be construed as an amendment to any Benefit Plan or other compensation or benefit plan or arrangement for any purpose.

(d) Yankees shall consult with Parent in good faith and in a reasonably timely manner in advance of any material communications with Affected Employees regarding the impact of the transactions contemplated under this Agreement on the Benefit Plans or the New Plans, as the case may be.

Section 4.13 Transaction Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement (“Transaction Litigation”) is brought, or, to the knowledge of Yankees or Braves, threatened in writing, against a Party and/or the members of the Party’s board of directors prior to the Effective Times, such Party against which the litigation has been brought or which has knowledge of such threat shall promptly notify the other Party of any such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party the opportunity to participate in the defense or settlement of any Transaction Litigation, but Yankees shall not settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any Transaction Litigation, without Braves’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 4.14 Election to Parent Board; Governance. Braves and Parent shall take all action necessary to appoint to the Parent Board all of the directors of Braves immediately prior to the Braves Effective Time. Parent agrees to take all action necessary in order to cause four (4) individuals who are (a) directors of Yankees immediately prior to the Yankees Effective Time and (b) reasonably acceptable to Parent (which acceptability shall be confirmed by Parent in writing following the designation of such individuals in writing by Yankees) and any applicable Governmental Entities to be appointed as directors of the Parent Board effective immediately following the Yankees Effective Time.

Section 4.15 Affiliates. Prior to the date of the Yankees Stockholders Meeting, Braves shall deliver to Yankees a list of names and addresses of those Persons who are, in the opinion of Braves, as of the time of the Yankees Stockholders Meeting referred to in Section 4.3(a), “affiliates” of Yankees within the meaning of Rule 145 under the Securities Act. Yankees shall provide to Braves such information and documents as Braves shall reasonably request for purposes of preparing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Braves or Yankees as a Person who may be deemed to be such an affiliate of Yankees; provided, however, that no such Person identified by Braves shall be on the final list of affiliates of Yankees if Braves shall receive from Yankees, on or before the date of the Yankees Stockholders Meeting, an opinion of counsel reasonably satisfactory to Braves to the effect that such Person is not such an affiliate. Braves shall thereafter deliver to Yankees a list of names of affiliates of Yankees who will be affiliates of Parent after the Braves Effective Time (“Ongoing Affiliates”). Yankees shall exercise its best efforts to deliver or cause to be delivered to Braves, prior to the date of the Yankees Stockholders Meeting, from each Ongoing Affiliate, a letter dated as of the Closing Date substantially in the form to be mutually agreed by the Parties (the “Affiliates Letter”). Braves shall not be required to maintain the effectiveness of the S-4 Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Shares by such Ongoing Affiliates received in the Yankees Merger and Braves may direct the Exchange Agent not to issue certificates representing Parent Shares received by any such Ongoing Affiliate until Braves has received from such Person an Affiliates Letter. Braves may issue certificates representing Braves Shares received by such Ongoing Affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 4.15.

Section 4.16 Credit Facility. Yankees shall use its reasonable best efforts to arrange a customary payoff letter and instrument of discharge to be delivered at Closing providing for the payoff and discharge of the Credit Agreement, dated as of June 15, 2012, between Yankees, the Subsidiary Borrowers party thereto, the Lenders party hereto, Citibank, N.A. as Administrative Agent, and the other financial institutions party thereto as agents, as amended (the “Credit Agreement”) subject to receipt from Parent or Braves of the full amount of funds indicated in such payoff letter and instrument of discharge as necessary to effectuate the repayment, discharge and termination of such facility.

ARTICLE V

CONDITIONS TO THE MERGERS

Section 5.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub to effect the Mergers are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. Yankees shall have obtained the Yankees Requisite Vote and Braves shall have obtained the Braves Requisite Vote.

(b) No Injunctions or Restraints; Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction in the United States or the European Union shall be in effect, having the effect of making the Yankees Merger or the Braves Merger illegal or otherwise prohibiting consummation of either of the Mergers.

(c) Competition Matters. (i) The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired, (ii) if jurisdiction to examine the transactions contemplated by this Agreement is referred to the European Commission following a request made pursuant to Article 4(5) or Article 22 of the EU Merger Regulation, a decision shall have been adopted by the European Commission pursuant to the EU Merger Regulation declaring that such transactions are compatible with the internal market (either unconditionally or subject to the fulfillment of certain conditions or obligations) or compatibility will have been deemed under Article 10(6) of the EU Merger Regulation and (iii) any consents, authorizations, orders, approvals, declarations and filings required or advisable under any other applicable antitrust or competition law or regulation and identified in Schedule I will have been made or obtained (either unconditionally or subject to the fulfillment of certain conditions or obligations).

(d) Exchange Listing. The Parent Shares to be issued to the stockholders of Yankees and to the stockholders of Braves, in each case, pursuant to this Agreement and such other shares to be reserved for issuance in connection with the Mergers shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(e) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before the SEC.

(f) Regulatory Approvals. The consents, non-objections and other approvals set forth in Schedule IV shall have been obtained and are in full force and effect or any applicable waiting period thereunder shall have been terminated or shall have expired such that in accordance with applicable Law such consent, non-objection or approval is deemed to, or treated as having been, obtained and in full force and effect.

Section 5.2 Conditions to the Obligations of Braves and Merger Subs. The respective obligations of Braves, Parent, Braves Merger Sub, Parent and Yankees Merger Sub to effect the Mergers are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Yankees set forth in Section 3.1(b) (Capitalization), Section 3.1(c) (Corporate Authority) and Section 3.1(h) (Absence of Certain Changes) shall be true and correct in all respects (other than de minimis failures to be true and correct) as of the date of this Agreement or the Execution Date, as applicable, and, in each case, as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date) and (ii) each of the other representations and warranties of Yankees set forth in this Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement or the Execution Date, as applicable, and, in each case, as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Yankees Group;

(b) at or prior to the Closing Date, Yankees shall have performed in all material respects all covenants and agreements contained in this Agreement required to be performed or complied with by such Party; and

(c) Parent shall have received an opinion of Sullivan & Cromwell LLP, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that (i) each of the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code, or (ii) in the event the Alternative Transaction is implemented, the Braves Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub or others reasonably requested by such counsel.

Section 5.3 Conditions to the Obligations of Yankees. The obligations of Yankees to effect the Yankees Merger are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) (i) the representations and warranties of Braves, Parent, Braves Merger Sub and Yankees Merger Sub set forth in Section 3.2(b) (Capitalization), Section 3.2(c) (Corporate Authority) and Section 3.2(h) (Absence of Certain Changes) shall be true and correct in all respects (other than de minimis failures to be true and correct) as of the date of this Agreement and, in each case, as of the Closing Date or the Execution Date, as applicable, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date) and (ii) each of the other representations and warranties of Braves set forth in this Agreement (reading such representations and warranties without regard to any materiality or Material Adverse Effect qualifications contained therein) shall be true and correct in all respects as of the date of this Agreement or the Execution Date, as applicable, and, in each case, as of the Closing Date, as if made as of such date (unless such representation or warranty expressly speaks as of an earlier date prior to the date of this Agreement, in which case as of such earlier date), except, in the case of this clause (ii), where the failure to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Braves Group;

(b) at or prior to the Closing Date, Braves and Parent shall have performed in all material respects all covenants and agreements contained in this Agreement required to be performed or complied with by such Party; and

(c) Yankees shall have received an opinion of Wachtell, Lipton, Rosen & Katz, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that (i) the Yankees Merger will qualify a reorganization within the meaning of Section 368(a) of the Code, or (ii) in the event the Alternative Transaction is implemented, the Mergers, taken together, will qualify as a transaction described in Section 351 of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations of officers of Yankees, Braves, Parent, Braves Merger Sub and Yankees Merger Sub or others reasonably requested by such counsel.

ARTICLE VI

TERMINATION

Section 6.1 Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of Yankees and Braves at any time prior to the Yankees Effective Time.

Section 6.2 Termination by Yankees or Braves. This Agreement may be terminated by either Yankees or Braves at any time prior to the Yankees Effective Time:

(a) if the Effective Times shall not have occurred by December 31, 2013 (such date, as it may be extended pursuant to the proviso below, the “Termination Date”), whether such date is before or after the date of the receipt of the Yankees Requisite Vote; provided, however, that each of Yankees and Braves shall have the right, in its sole discretion, to extend the Termination Date to March 31, 2014 (which date shall then be the “Termination Date”), if the only conditions set forth in Article V that have not been satisfied (other than those conditions that Yankees and Braves have mutually agreed to waive, if and to the extent that such waiver is permitted by applicable Law) are the conditions set forth in Section 5.1(b), Section 5.1(c), Section 5.1(d) or Section 5.1(f); and provided, further, that neither (x) the right to extend the Termination Date nor (y) the right to terminate this Agreement pursuant to this Section 6.2(a) may be exercised by any Party whose failure or whose Subsidiary’s failure to perform any material covenant or obligation under this Agreement has been the cause of, or resulted in, the failure of any such closing condition to be satisfied on or before the Termination Date;

(b) if the Yankees Requisite Vote shall not have been obtained after a vote of the Yankees stockholders has been taken and completed at the Yankees Stockholders Meeting or at any adjournment or postponement thereof;

(c) if the Braves Requisite Vote shall not have been obtained after a vote of the Braves stockholders has been taken and completed at the Braves Stockholders Meeting or at any adjournment or postponement thereof; or

(d) if any Governmental Entity which must grant a regulatory approval required under Section 5.1(c) has denied such grant in writing and such denial has become final, binding and non-appealable (or if such denial is subject to appeal, it will be impossible to complete such appeal on or prior to the Termination Date), or any order permanently restraining, enjoining or otherwise prohibiting consummation of the Yankees Merger or the Braves Merger shall become final and non-appealable (or if such order is subject to appeal, it will be impossible to complete such appeal on or prior to the Termination Date); provided that the Party seeking to terminate this Agreement pursuant to this Section 6.2(d) shall have used its reasonable best efforts to (x) prevent the denial of such grant and/or (y) prevent the entry of and to remove such order, as applicable.

Section 6.3 Termination by Yankees. This Agreement may be terminated by Yankees at any time prior to the Braves Effective Time:

(a) if the Braves Board shall have effected a (i) Change in Braves Recommendation (other than a Braves Intervening Event Change of Recommendation) or (ii) Braves Intervening Event Change of Recommendation;

(b) if there shall have been a breach of any of the representations and warranties set forth in this Agreement on the part of Braves, Parent, Braves Merger Sub or Yankees Merger Sub, which breach would result in the failure of the condition set forth in Section 5.3(a); provided that Yankees shall have the right to terminate this Agreement pursuant to this Section 6.3(b) only if the failure of such representations and warranties to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Yankees to Braves; or

(c) if Braves or Parent shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which failure to perform would result in the failure of the condition set forth in Section 5.3(b), and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Yankees to Braves.

Section 6.4 Termination by Braves. This Agreement may be terminated by Braves at any time prior to the Yankees Effective Time:

(a) if the Yankees Board shall have effected a (i) Change in Yankees Recommendation (other than a Yankees Intervening Event Change in Recommendation) or (ii) Yankees Intervening Event Change in Recommendation;

(b) if there shall have been a breach of any of the representations and warranties set forth in this Agreement on the part of Yankees, which breach would result in the failure of the condition set forth in Section 5.2(a); provided that Braves shall have the right to terminate this Agreement pursuant to this Section 6.4(b) only if the failure of such representations and warranties to be true (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Braves to Yankees; or

(c) if Yankees shall have failed to perform in any material respect any of its covenants or agreements contained in this Agreement, which failure to perform would result in the failure of the condition set forth in Section 5.2(b), and such breach (i) is not curable or (ii) if curable, is not cured prior to the earlier of (A) the Business Day prior to the Termination Date or (B) the date that is 60 days after the date that written notice thereof is given by Braves to Yankees.

Section 6.5 Effect of Termination and Abandonment.

(a) Effect of Termination and Abandonment. In the event of termination of this Agreement pursuant Article VI, this Agreement (other than as set forth in Section 7.1) shall become void and of no effect with no liability on the part of any Party (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives). Notwithstanding the immediately preceding sentence and, subject to the liability limitations set forth in this Section 6.5, no such termination shall relieve any Party of any liability or damages resulting from any fraud or willful and material breach of this Agreement (which the Parties acknowledge and agree that in assessing any damages arising out of such a breach a court may take into account, and each Party shall be entitled to seek on behalf of its stockholders as a group as if such stockholders had been able to bring an action in their own behalf, damages to such stockholders). The Parties shall cooperate with each other in connection with the withdrawal of any applications to or termination of proceedings before any Governmental Entity in connection with the transactions contemplated by this Agreement.

(b) Termination Fee Payable by Yankees.

(i) In the event that (A) an Acquisition Proposal for Yankees shall have been publicly announced or made publicly known or otherwise communicated or made known to management of Yankees or the Yankees Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the Yankees Stockholders Meeting and (B) this Agreement is terminated by (1) Braves pursuant to either Section 6.4(a)(i) or Section 6.4(c) or (2) either Yankees or Braves pursuant to Section 6.2(b) (and, at the time of such termination pursuant to Section 6.2(b), Braves had a right to terminate this Agreement pursuant to Section 6.4(a)(i)), then Yankees shall, no later than simultaneously with such termination, pay or cause to be paid to Braves an amount equal to $300,000,000 (the “Yankees Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Yankees shall have been publicly announced or made publicly known at any time after the date of this Agreement and prior to the date of the Yankees Stockholders Meeting, (B) thereafter, this Agreement is terminated by either Yankees or Braves pursuant to Section 6.2(b), and (C) within nine (9) months of such termination pursuant to Section 6.2(b), Yankees or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Yankees stockholders to accept, any Acquisition Proposal for Yankees (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 4.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more” and shall also be deemed to include any sale or other disposition of LIFFE Administration and Management), then Yankees shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid to Braves the Yankees Termination Payment, by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination). The Yankees Termination Payment shall be reduced by the amount of any fee previously paid or payable by Yankees pursuant to Section 6.5(b)(iv).

(iii) If this Agreement is terminated by Braves pursuant to Section 6.4(a)(ii), Yankees shall, no later than simultaneously with such termination, pay or cause to be paid to Braves an amount equal to $450,000,000 (the “Yankees Intervening Event Termination Payment”) by wire transfer of same day funds.

(iv) Other than terminations pursuant to which Section 6.5(b)(i), Section 6.5(b)(ii) or Section 6.5(b)(iii) is applicable, if this Agreement is terminated pursuant to Section 6.2(b), then Yankees shall pay or cause to be paid to Braves an amount equal to $100,000,000 by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination).

(c) Termination Fee Payable by Braves.

(i) In the event that (A) an Acquisition Proposal for Braves shall have been publicly announced or made publicly known or otherwise communicated or made known to management of Braves or the Braves Board (or any third party shall have publicly announced, communicated or made known a bona fide intention, whether or not conditional, to make a proposal with respect to an Acquisition Proposal) at any time after the date of this Agreement and prior to the date of the Braves Stockholders Meeting and (B) this Agreement is terminated by (1) Yankees pursuant to either Section 6.3(a)(i) or Section 6.3(c) or (2) either Yankees or Braves pursuant to Section 6.2(c) (and, at the time of such termination pursuant to Section 6.2(c) Yankees had a right to terminate this Agreement pursuant to Section 6.3(a)(i)), then, except where Braves would be required to pay the Regulatory Reverse Termination Fee pursuant to Section 6.5(c)(iii), Braves shall, no later than simultaneously with such termination, pay or cause to be paid to Yankees, an amount equal to $300,000,000 (the “Braves Termination Payment”) by wire transfer of same day funds.

(ii) In the event that (A) an Acquisition Proposal for Braves shall have been publicly announced or made publicly known at any time after the date of this Agreement and prior to the date of the Braves Stockholders Meeting, (B) thereafter, this Agreement is terminated by either Yankees or Braves pursuant to Section 6.2(c) and (C) within nine (9) months of such termination pursuant to Section 6.2(c) Braves or any of its Subsidiaries executes any Alternative Acquisition Agreement with respect to, or consummates, or approves or recommends to the Braves stockholders to accept, any Acquisition Proposal for Braves (it being understood that, for purposes of this clause (C), the term “Acquisition Proposal” shall have the meaning assigned to such term in

Section 4.2(a) except that each reference to “15% or more” in the definition of “Acquisition Proposal” and “Major Subsidiary” shall be deemed to be a reference to “50% or more”), then, except where Braves was required to pay the Regulatory Reverse Termination Fee pursuant to Section 6.5(c)(iii), Braves shall, prior to the completion of such acquisition or transaction (or, if earlier, the entry into such Contract), pay or cause to be paid, to Yankees, the Braves Termination Payment, by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination). The Braves Termination Payment shall be reduced by the amount of any fee previously paid or payable by Braves pursuant to Section 6.5(c)(v).

(iii) If (A)(1)(x) this Agreement is terminated pursuant to Section 6.2(a) or Section 6.2(d) or (y) at the time this Agreement is terminated pursuant to any other Section, Yankees had a right to terminate this Agreement pursuant to Section 6.2(a) or Section 6.2(d) and (2) at the time of such termination, one or more of the conditions in Section 5.1(b), Section 5.1(c) or Section 5.1(f) has not been satisfied, or (B) this Agreement is terminated pursuant to Section 6.3(c) due to the willful and material breach of this Agreement and such breach is the primary cause that one or more of the conditions in Section 5.1(b), Section 5.1(c) or Section 5.1(f) is impossible to satisfy on or prior to the Termination Date, then Braves shall pay or cause to be paid to Yankees an amount equal to $750,000,000 (the “Regulatory Reverse Termination Fee”) by wire transfer of same day funds within two (2) Business Days of the date of such termination.

(iv) If this Agreement is terminated by Yankees pursuant Section 6.3(a)(ii), Braves shall, no later than simultaneously with such termination, pay or cause to be paid to Yankees an amount equal to $450,000,000 (the “Braves Intervening Event Termination Payment”) by wire transfer of same day funds.

(v) Other than terminations pursuant to which Section 6.5(c)(i), Section 6.5(c)(ii), Section 6.5(c)(iii) or Section 6.5(c)(iv) is applicable, if this Agreement is terminated pursuant to Section 6.2(c), then Braves shall pay or cause to be paid to Yankees an amount equal to $100,000,000 by wire transfer of same day funds (which fee shall be payable within two (2) Business Days after written notice of such termination).

(d) Limitations on Remedies.

(i) Notwithstanding any provision in this Agreement to the contrary, in determining the remedies available to the Parties under this Agreement, the following provisions shall apply:

(A) In the event that (1) the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv), as the case may be, becomes payable or (2) the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment or the fee provided for in Section 6.5(c)(v), as the case may be, becomes payable, and in each such case, such payment is not made within 30 days of the date it becomes due pursuant to Section 6.5(b) or Section 6.5(c), as applicable, then Section 6.5(d)(iii) shall not be applicable to any claim brought for breach of this Agreement.

(B) In the event that (1) the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv), as the case may be, has been paid or (2) the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment or the fee provided for in Section 6.5(c)(v), as the case may be, has been paid, and in each such case, such payment was made within 30 days of the date it became due pursuant to Section 6.5(b) or Section 6.5(c), as applicable, then Section 6.5(d)(iii) shall apply.

(C) Notwithstanding Sections 6.5(d)(i)(A) or (B), if Braves brings an action to recover damages from Yankees for breach of this Agreement, or Yankees brings an action to recover damages from Braves for breach of this Agreement, then the Party not bringing such action, shall be entitled to bring an action; provided, however, the ability of each Party to recover under any claim for breach of this Agreement shall be limited pursuant to Section 6.5(d)(iii).

(ii) For the avoidance of doubt, it being understood that (i) in no event shall Yankees be required to pay both the Yankees Termination Payment and the Yankees Intervening Event Termination Payment or to pay the Yankees Termination Payment or the Yankees Intervening Event Termination Payment, as the case may be, on more than one occasion and (ii) in no event shall Braves be required to pay more than one of the Braves Termination Payment, the Regulatory Reverse Termination Fee or the Braves Intervening Event Termination Payment or to pay the Braves Termination Payment, the Regulatory Reverse Termination Fee or the Braves Intervening Event Termination Payment, as the case may be, on more than one occasion. Each of Yankees and Braves acknowledges that the agreements contained in this Section 6.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either Party fails to promptly pay or cause to be paid the amount due pursuant to this Section 6.5, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for the payment set forth in this Section 6.5 or any portion of such payment, such Party shall pay the other Party its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate of Citibank, N.A., in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

(iii) Except as expressly provided in Section 6.5(d)(i)(A), Braves’ aggregate liability for breaches of this Agreement (including for willful breaches) and the Regulatory Reverse Termination Fee, Braves Termination Payment, Braves Intervening Event Termination Payment and the fee provided for in Section 6.5(c)(v) shall not exceed under any circumstances $750,000,000 in the aggregate. Except as expressly provided in Section 6.5(d)(i)(A), Yankees’s aggregate liability for breaches of this Agreement and the Yankees Termination Payment, Yankees Intervening Event Termination Payment or the fee provided for under Section 6.5(b)(iv) shall not exceed under any circumstances $750,000,000 in the aggregate.

ARTICLE VII

MISCELLANEOUS AND GENERAL

Section 7.1 Survival. This Article VII and the agreements of Yankees, Braves and Parent contained in Section 4.7 (Exchange Listing) and Section 4.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article VII, the agreements of Yankees, Braves and Parent contained in Section 4.9 (Expenses), Section 6.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. No other representations, warranties, covenants and agreements in this Agreement shall survive the consummation of the Mergers or the termination of this Agreement.

Section 7.2 Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all the Parties, whether before or after approval of the matters presented in connection with the Yankees Merger and/or Braves Merger (as the case may be) by Yankees stockholders, Braves stockholders, sole stockholder of Braves Merger Sub or the sole member of Yankees Merger Sub; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders or member without such further approval.

Section 7.3 Waiver of Conditions.

(a) The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law.

(b) If either Yankees, Braves or Parent requests a waiver of the conditions described in Article V, the timing of any such waiver shall be subject to mutual agreement of Yankees, Braves and Parent.

Section 7.4 Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

Section 7.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF, THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPAL WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) The Parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or if any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(c).

Section 7.6 Disclosure Letters. Any disclosure contained in the Yankees Disclosure Letter or the Braves Disclosure Letter shall apply to any other section or subsection of such disclosure letter, where the applicability of such disclosure is reasonably apparent. The mere inclusion of any item in a disclosure letter as an exception to a representation or warranty of Yankees or Braves in this Agreement shall not be deemed to be an admission that such item is a material exception, fact, event or circumstance, or that such item, individually or in the aggregate, has had or is reasonably expected to have, a Material Adverse Effect on the Yankees Group or the Braves Group, as applicable, or trigger any other materiality qualification.

Section 7.7 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid or by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission, addressed as follows:

(a)	If to Yankees, to:

NYSE Euronext
11 Wall Street
New York, New York 10005
United States of America
Attention:	John K. Halvey
General Counsel and Group Executive Vice President
Telephone:	+1(212) 656-3000
Facsimile:	+1(212) 656-5848
Email:	jhalvey@nyx.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
United States of America
Attention:	David C. Karp
Karessa L. Cain
Telephone:	+1(212) 403-1000
Facsimile:	+1(212) 403-2000
Email:	dckarp@wlrk.com
klcain@wlrk.com

(b)	If to Braves, Parent or the Merger Subs, to:

IntercontinentalExchange, Inc.
2100 RiverEdge Parkway, Suite 500
Atlanta, Georgia 30328
United States of America
Attention:	Johnathan H. Short
Senior Vice President, General Counsel and Corporate Secretary
Telephone:	+1 (770) 527-4000
Facsimile:	+1 (770) 937-0020
Email:	johnathan.short@theice.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
United States of America
Attention:	John Evangelakos
Audra D. Cohen
Telephone:	+1 (212) 558-4000
Facsimile:	+1 (212) 558-3588
Email:	evangelakosj@sullcrom.com cohena@sullcrom.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

Section 7.8 Entire Agreement. This Agreement (including any exhibits hereto), the Yankees Disclosure Letter, the Braves Disclosure Letter and the Confidentiality Agreement, dated October 5, 2012, between Yankees and Braves (the “Confidentiality Agreement”), constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the Parties, with respect to the subject matter hereof.

Section 7.9 No Third-Party Beneficiaries. Except (a) as provided in Section 4.10 (Indemnification; Directors’ and Officers’ Insurance) and (b) the right of each Party to pursue damages, subject to the provisions and limitations in Section 6.5, and specific performance, on behalf of its stockholders, in the event of the other Party’s material breach of this Agreement or fraud, which right is hereby acknowledged and agreed, this Agreement is not intended to, and does not, confer any rights or remedies hereunder upon any Person other than the Parties who are signatories hereto. For the avoidance of doubt, the rights granted pursuant to the foregoing clause (b) shall be enforceable only by Yankees or Braves, as applicable, in its sole and absolute discretion, on behalf of its respective stockholders. The Parties further agree that the rights of third-party beneficiaries under Section 4.10 shall not arise unless and until each of the Effective Times occur, as applicable.

Section 7.10 Obligations of Yankees and Braves. Whenever this Agreement requires a Subsidiary of Yankees and Braves to take any action, such requirement shall be deemed to include an undertaking on the part of Yankees or Braves, as appropriate, to cause such Subsidiary to take such action.

Section 7.11 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by the Party upon which such Taxes are imposed; provided that any transfer taxes with respect to interests in real property owned, directly or indirectly, by Yankees or Braves or any of their respective Subsidiaries shall be borne by Parent and expressly shall not be a liability of the stockholders of Yankees or Braves, as the case may be.

Section 7.12 Definitions. Each of the terms set forth in Annex III is defined on the page of this Agreement set forth opposite such term.

Section 7.13 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 7.14 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Schedule, Exhibit or Annex, such reference shall be to an Article of, a Section of, a Schedule to, an Exhibit to or Annex to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The term “knowledge of Yankees” shall be deemed to mean the knowledge of any individual set forth on Schedule II after reasonable inquiry. The term “knowledge of Braves” shall be deemed to mean the knowledge of any individual set forth on Schedule III after reasonable inquiry.

(b) Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars, “$” refers to United States dollars and all payments hereunder shall be made in United States dollars by wire transfer in immediately available funds to such account as shall have been specified in writing by the recipient thereof.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) (i) All references in this Agreement to “the date hereof” or the “the date of this Agreement” shall refer to the Original Execution Date, (ii) the date on which the representations and warranties set forth in Article III are made by Braves, Yankees or Yankees Merger Sub shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement and (iii) each reference to “this Agreement” or “herein” in the representations and warranties set forth in Article III insofar as they pertain to Braves, Yankees or Yankees Merger Sub shall refer to “the Original Merger Agreement”, in each of cases (i), (ii) and (ii), unless expressly indicated otherwise in this Agreement.

Section 7.15 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the Parties without the prior written consent of the other Parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 7.16 Specific Performance. The Parties acknowledge and agree, subject to Section 6.5, that each of the Parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party could not be adequately compensated by monetary damages alone and that the Parties would not have any adequate remedy at law. Accordingly, subject to Section 6.5, the Parties shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (a) enforcement of any provision of this Agreement (other than Section 4.4 by Yankees) by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement (other than Section 4.4 by Yankees) without posting any bond or undertaking. The Parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at law.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

NYSE EURONEXT

By:	/s/ Duncan Niederauer
	Name:	Duncan Niederauer
	Title:	Chief Executive Officer

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Senior Vice President and Chief Financial Officer

INTERCONTINENTALEXCHANGE GROUP, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Vice President

BRAVES MERGER SUB, INC.

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Vice President

BASEBALL MERGER SUB, LLC

By:	/s/ Scott A. Hill
	Name:	Scott A. Hill
	Title:	Vice President of the Sole Member

[Signature Page to Amended and Restated Agreement and Plan of Merger]

ANNEX III

DEFINED TERMS

Defined Term	Section
Acquisition Proposal	Section 4.2(a)
Affected Employees	Section 4.12(a)
Affiliate	Section 3.1(c)
Affiliates Letter	Section 4.15
AFM	Schedule IV
Agreement	Preamble
Aggregate Cash Consideration	Section 1.7
Alternative Acquisition Agreement	Section 4.2(a)
Alternative Transaction	Section 2.2(b)
Bankruptcy and Equity Exception	Section 3.1(c)
Belgian Law of August 2, 2002	Schedule IV
Benefit Continuation Period	Section 4.12(a)
Benefit Plans	Section 3.1(k)(i)
Braves	Preamble
Braves Benefit Plans	Section 3.2(k)(i)
Braves Board	Recitals
Braves Book-Entry Interest	Section 1.6(d)
Braves Certificate of Merger	Section 1.3(a)(i)
Braves Change in Recommendation Notice	Section 4.2(e)
Braves Disclosure Letter	Section 3.2
Braves Effective Time	Section 1.3(b)(i)
Braves Exchange Fund	Section 2.1(a)
Braves Financial Statements	Section 3.2(g)(ii)
Braves Group	Section 3.1(a)
Braves Intellectual Property	Section 3.2(n)(i)
Braves Intervening Event Change of Recommendation	Section 4.2(d)
Braves Intervening Event Termination Payment	Section 6.5(c)(iv)
Braves Merger	1.1(a)
Braves Merger-Related Proposals	Section 3.2(c)(i)
Braves Merger Sub	Recitals
Braves Merger Sub Board	Recitals
Braves Performance Stock Award	Section 1.10(c)
Braves Preferred Stock	Section 3.2(b)
Braves Recommendation	Section 3.2(c)(i)
Braves Reports	Section 3.2
Braves Requisite Vote	Section 3.2(c)
Braves Share	Section 1.6(b)
Braves Stock Option	Section 1.10(a)
Braves Stock Plans	Section 1.10(a)
Braves Stock-Based Award	Section 1.10(b)
Braves Stockholders Meeting	Section 4.3(b)
Braves Surviving Corporation	Section 1.1(a)
Braves Termination Payment	Section 6.5(c)(i)
Braves Transmittal Letter	Section 2.1(d)(i)
Business Day	Section 1.2
Cash Election	Section 2.1(b)(i)
Cash Oversubscription Amount	Section 1.7

Annex III-1

Defined Term	Section
Change in Braves Recommendation	Section 4.2(d)
Change in Yankees Recommendation	Section 4.2(d)
Closing	Section 1.2
Closing Date	Section 1.2
CMVM	Schedule IV
Code	Recitals
Competition Approvals	Section 3.1(f)
Confidentiality Agreement	Section 7.8
Contract	Section 3.1(e)
Credit Agreement	Section 4.16
Default Cash Election Amount	Section 1.7
Default Stock Election Amount	Section 1.7
DLLCA	Section 1.1(b)
DGCL	Section 1.1(a)
Dissenting Shares	Section 1.11(a)
EDGAR	Section 3.1
Effective Times	Section 1.3(b)(ii)
Election	Section 2.1(b)
Election Deadline	Section 1.7
Election Forms	Section 3.1(l)(ii)
Equity Exchange Factor	Section 1.9(b)
EU Merger Regulation	Section 3.1(f)
Euronext Lisbon	Schedule IV
Exchange Act	Section 3.1(g)(iii)
Exchange Agent	Section 2.1(a)
Execution Date	Preamble
Expenses	Section 4.9
FCPA	Section 3.1(i)(ii)
FSA	Schedule IV
FSMA	Schedule IV
GAAP	Section 3.1(g)(ii)
Governmental Entity	Section 1.7
HSR Act	Section 3.1(f)
Intellectual Property	Section 3.1(o)(i)
IRS	Section 3.1(l)(ii)
IT Assets	Section 3.1(o)(v)
knowledge of Braves	Section 7.14(a)
knowledge of Yankees	Section 7.14(a)
Law	Section 3.1(i)(i)
Laws	Section 3.1(i)(i)
Lien	Section 3.1(b)
Major Subsidiary	Section 4.2(a)
Material Adverse Effect	Section 3.1(a)
Material Contract	Section 3.1(n)
Maximum Insurance Amount	Section 4.10
Mergers	Section 1.1(b)
Merger Subs	Preamble
New Plans	Section 4.12(b)
New York Stock Exchange	Section 2.1(f)(ii)
Number of Cash Elections	Section 1.7
Number of Standard Elections	Section 1.7

Annex III-2

Defined Term	Section
Number of Stock Elections	Section 1.7
Ongoing Affiliates	Section 4.15
Organizational Documents	Section 3.1(e)
Original Execution Date	Preamble
Original Merger Agreement	Preamble
Parent	Preamble
Parent Board	Recitals
Parent Bylaws	Section 1.4(a)
Parent Certificate of Incorporation	Section 1.4(a)
Parent Exchange Ratio	Section 1.7(a)(i)(A)
Parent Performance Stock Award	Section 1.9(c)
Parent Share	Section 1.7(a)(i)(A)
Parent Share Price	Section 1.7
Parent Stock-Based Award	Section 1.9(b)
Parent Stock Option	Section 1.9(a)
Parties	Preamble
Party	Preamble
Permits	Section 3.1(i)(i)
Person	Section 2.1(c)
Proxy Statement/Prospectus	Section 4.4(b)
Registration Statement	Section 4.4(b)
Regulatory Reverse Termination Fee	Section 6.5(c)(iii)
Representatives	Section 4.6
SEC	Section 3.1
Securities Act	Section 4.4(b)
Standard Cash Amount	Section 1.7(a)(i)(A)
Standard Election	Section 2.1(b)(i)
Stock Election	Section 2.1(b)(i)
Stock Oversubscription Amount	Section 1.7
Strikes	Section 3.1(m)
Subsidiary	Section 3.1(a)
Superior Proposal	Section 4.2(h)
Takeover Statute	Section 3.1(d)
Tax	Section 3.1(l)(iv)
Tax Authority	Section 3.1(l)(iv)
Tax Return	Section 3.1(l)(iv)
Taxes	Section 3.1(l)(iv)
Termination Date	Section 6.2(a)
Transaction Litigation	Section 4.13
UK Bribery Act	Section 3.1(i)(ii)
Unprorated Aggregate Cash Consideration	Section 1.7
Yankees	Preamble
Yankees Board	Recitals
Yankees Book-Entry Interests	Section 1.7(b)
Yankees Certificate of Merger	Section 1.3(a)(ii)
Yankees Change in Recommendation Notice	Section 4.2(e)
Yankees Disclosure Letter	Section 3.1
Yankees Effective Time	Section 1.3(b)(ii)
Exchange Fund	Section 2.1(a)
Yankees Financial Statements	Section 3.1(g)(ii)
Yankees Group	Section 3.1(a)

Annex III-3

Defined Term	Section
Yankees Intellectual Property	Section 3.1(o)(ii)
Yankees Intervening Event Change in Recommendation	Section 4.2(d)
Yankees Intervening Event Termination Payment	Section 6.5(b)(iii)
Yankees Merger	Section 1.1(b)
Yankees Merger Consideration	Section 1.7
Yankees Merger Sub	Preamble
Yankees Performance Stock Award	Section 1.9(c)
Yankees Preferred Stock	Section 3.1(b)
Yankees Recommendation	Section 3.1(c)
Yankees Reports	Section 3.1
Yankees Requisite Vote	Section 3.1(c)
Yankees Share	Section 1.7(a)(i)
Yankees Stock Option	Section 1.9(a)
Yankees Stock Plans	Section 1.9(a)
Yankees Stock-Based Award	Section 1.9(b)
Yankees Stockholders Meeting	Section 4.3(a)
Yankees Surviving Company	Section 1.1(b)
Yankees Termination Payment	Section 6.5(b)(i)
Transmittal Letter	Section 2.1(b)(iii)

Annex III-4